
08000513



January 31, 2008

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 082-35028
Kenedix Realty Investment Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Enclosed herewith and listed in Annex A are English translations, versions and summaries of documents and enclosed herewith and listed in Annex B are brief descriptions of Japanese documents for which no English version has been prepared.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Junko Urabe of Sullivan & Cromwell LLP, Otemachi First Square East, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Kenedix Realty Investment Corporation

By

Name: Taisuke Miyajima
Title: Executive Director

(Enclosures)

cc: Izumi Akai, Esq.
Junko Urabe, Esq.
(Sullivan & Cromwell LLP)

TOKYO:35910.3

Exhibit Index is on p.2

File No. 082-35028



Annex A

English Translations, Versions and Summaries

Annex B

Brief Description of Japanese Documents for which no English Language Version has been Prepared

1. Amendment to Registration Statement, dated January 25, 2008.

   The amendment describes changes regarding the Registration Statement, dated February 7, 2007.

2. Amendment to Registration Statement, dated January 25, 2008.

   The amendment describes changes regarding the Registration Statement, dated April 26, 2007.

3. Securities Report, dated January 25, 2008, for the business period ended October 31, 2007.

   The securities report contains information pertaining to the outline of the Company, its business, operating results, financial condition and financial statements for the period ended October 31, 2007.


KENEDIX

Translation Purpose Only

October 26, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Announcement of Operating Forecasts for the Fiscal Period Ending April 30, 2008

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its operating forecast for the sixth fiscal period (November 1, 2007 to April 30, 2008). Details are provided as follows.

1. Forecasts for the Sixth Fiscal Period Ending April 30, 2008 (November 1, 2007 to April 30, 2008)

(Millions of yen unless otherwise stated)

	Operating Revenues	Ordinary Income	Net Income	Distributions per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	7,377	2,828	2,827	14,100	-

[Reference]
Forecasted number of investment units issued and outstanding as of April 30, 2008: 200,000 units

[Explanatory Notes]
1. Forecast figures are calculated based on the "Preconditions and Assumptions for the Fiscal Period Ending April 30, 2008" (separate document attached) as of the date of this release. Readers are advised that actual operating revenues, ordinary income, net income and distributions per unit may differ significantly from forecasts due to a variety of reasons including the future acquisition or sale of real estate and changes in the Investment Corporation's operating environment including the real estate market. Accordingly, the Investment Corporation does not guarantee payment of the forecasted distribution per unit.
2. In the event that significant changes to the aforementioned forecasts are expected, the Investment Corporation may revise its forecasts.
3. Figures are rounded down.

(Reference) Forecasts for the Fifth Fiscal Period Ending October 31, 2007 (May 1, 2007 to October 31, 2007) previously announced on June 11, 2007 in the FINANCIAL REPORT for the Fourth Fiscal Period

(Millions of yen unless otherwise stated)

	Operating Revenues	Ordinary Income	Net Income	*Distributions per Unit (Yen)*	*Distributions in Excess of Earnings per Unit (Yen)*
Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	7,060	2,681	2,680	13,400	-

Disclaimer: This document is a public announcement regarding the forecasts for the sixth fiscal period ending April 30, 2008 (November 1, 2007 to April 30, 2008) and is not intended to constitute a document for an offer to sell, or seeking an offer to buy, any securities of Kenedix Realty Investment Corporation. We caution readers to undertake any investment decision at their own judgment and responsibility.



[Attachment]

Preconditions and Assumptions for the Fiscal Period Ending April 30, 2008

	Preconditions and Assumptions
Calculation Period	• The sixth fiscal period: November 1, 2007 to April 30, 2008 (182 days)
Property Portfolio	• Forecasts are based on the 77 properties held as of October 26, 2007 and will remain unchanged (no new properties will be acquired and no existing properties will be sold) up to and including the end of the sixth fiscal period. • The property portfolio may change, however, due to a variety of factors.
Operating Revenues	• Rental revenues are estimated based on historical performance and a variety of factors including leasing market conditions.
Operating Expenses	• Property-related expenses other than depreciation are estimated based on historic expenses, adjusted to reflect the expenses variables. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. Repairs, maintenance and renovation expenses are estimated based on the amounts budgeted by the asset management company for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the sixth fiscal period, an amount of ¥1,416 million has been estimated for depreciation expense.
Non-Operating Expenses	• The Investment Corporation plans to amortized unit issuance costs over a period of three years using the straight-line method. • Interest payable of ¥584 million is forecasted for the sixth fiscal period.
Borrowings and Investment Corporation Bonds	• The balance of the borrowings and investment corporation bonds as of October 26, 2007 are ¥63,500 million and ¥12,000 million, respectively. Forecasts are based on the assumption that the balance of borrowings and investment corporation bonds will remain unchanged up to and including the end of the sixth fiscal period.
Investment Units Issued and Outstanding	• The number of investment units issued and outstanding as of October 26, 2007 is 200,000 units. Forecasts are based on the assumption that the number of investment units issued and outstanding will remain unchanged.
Distributions per Unit	• Distributions per unit are calculated in accordance with the distribution policy outlined in the Investment Corporation's Articles of Incorporation. • Actual distributions per unit may differ significantly from forecasted figures due to a variety of reasons including movements in investment assets, rental revenues impacted by tenant movements or the incidence of major unforeseen renovation expense.
Distributions in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.

Disclaimer: This document is a public announcement regarding the forecasts for the sixth fiscal period ending April 30, 2008 (November 1, 2007 to April 30, 2008) and is not intended to constitute a document for an offer to sell, or seeking an offer to buy, any securities of Kenedix Realty Investment Corporation. We caution readers to undertake any investment decision at their own judgment and responsibility.



	Preconditions and Assumptions
Other	• Forecasts are based on the assumption that any revisions to regulatory requirements, taxation, accounting standards, public listing regulations or requirements of the Investment Trusts Association, Japan will have no impact on forecasted figures. • Forecasts are based on the assumption that there will be no major unforeseen changes in economic trends or in real estate and other markets.

This notice is the English translation of the Japanese announcement on our Web site released on October 26, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

October 29, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note2&3)	Drawdown Date	Repayment Date
Series 18 (Short-Term)	Aozora Bank, Ltd.	2.0	1.13000% (Note 4)	July 31, 2007	July 31, 2008
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1.0	1.10000% (Note 5)		
Series 19 (Short-Term)	The Chuo Mitsui Trust and Banking Company, Ltd.	1.25	1.13000% (Note 4)	September 20, 2007	September 20, 2008
Term-Loan B (Long-Term)	Sumitomo Mitsui Banking Corporation The Chuo Mitsui Trust and Banking Company, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Norinchukin Bank The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Chiba Bank, Ltd. Resona Bank, Ltd.	9.5	1.30000% (Note 6) (Actual Interest Rate: 0.86875%)	August 1, 2005	July 31, 2008
Term-Loan C (Long-Term)	Sumitomo Mitsui Banking Corporation The Chuo Mitsui Trust and Banking Company, Ltd. Mitsubishi UFJ Trust and Banking Corporation Resona Bank, Ltd.	9.5	1.41500% (Note 7) (Actual Interest Rate: 1.2875%)	August 1, 2005	July 31, 2010
Series 3-C (Long-Term)	The Norinchukin Bank Resona Bank, Ltd.	3.5	1.30000% (Note 6) (Actual Interest Rate: 1.09%)	November 1, 2005	October 31, 2008
Series 7-B (Long-Term)	The Chuo Mitsui Trust and Banking Company, Ltd. Aozora Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation Resona Bank, Ltd.	6.5	1.25000% (Note 8) (Actual Interest Rate: 1.62875%)	May 1, 2006	April 30, 2009
Series 7-C (Long-Term)	Aozora Bank, Ltd.	1.5 (Note 10)	1.35000% (Note 9) (Actual Interest Rate: 2.19875%)	May 1, 2006	April 30, 2011
Series 8 (Long-Term)	Mitsubishi UFJ Trust and Banking Corporation	1.0	1.35000% (Note 9) (Actual Interest Rate: 2.14875%)	July 14, 2006	July 13, 2011



Notes:

1. Short-term borrowing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term borrowing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Interest payment period: October 31, 2007 to January 31, 2008
3. The Investment Corporation has entered into an interest-rate swap transaction for the long-term borrowings. As a result, the actual interest rate is the interest rate applicable throughout the loan period.
4. Three-month yen TIBOR + 0.28%
5. Three-month yen TIBOR + 0.25%
6. Three-month yen TIBOR + 0.45%
7. Three-month yen TIBOR + 0.565%
8. Three-month yen TIBOR + 0.40%
9. Three-month yen TIBOR + 0.50%
10. Among Series 7-C, this figure is calculated based on a floating interest rate.
11. All of the abovementioned borrowings are unsecured without any outstanding guarantees.


KENEDIX

Translation Purpose Only

October 29, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing and Prepayment of Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on October 29, 2007, to undertake debt financing and to prepay debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreements to apply the funds toward the repayment of Series 3-B (total of ¥1,500 million) and Series 12 (total of ¥1,000 million) with a repayment date of October 31, 2007, and Series 13-A (total of ¥500 million) with a repayment date of November 30, 2007. (Note)

Note: For details, please refer to the press releases "Notice Concerning Debt Financing and Interest Rate Swap Agreement," dated October 28, 2005 for Series 3-B, "Notice Concerning Debt Financing," dated October 27, 2006 for Series 12, and "Notice Concerning Debt Financing and Interest Rate Swap Agreement," dated November 29, 2006 for Series 13-A and refer to Item 4. Details of Prepayment Debt Financing described below.

2. Details of Debt Financing

①Short-Term Debt (Series 20-A)

(1)	Lender	:	Mitsubishi UFJ Trust and Banking Corporation
(2)	Amount	:	¥1,000 million
(3)	Interest Rate	:	1.10000% floating rate of interest (Note)
(4)	Drawdown Date	:	October 31, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on October 29, 2007.
(6)	Interest Payment Date	:	First interest payment on January 31, 2008, and at the end of April, July and October 2008.
(7)	Repayment Date	:	October 31, 2008
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing October 31, 2007 through January 31, 2008.



Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.25%. The interest rate after January 31, 2008 shall be disclosed as and when determined.

②Long-Term Debt (Series 20-B)

(1)	Lender	:	Sumitomo Mitsui Banking Corporation
(2)	Amount	:	¥2,000 million
(3)	Interest Rate	:	1.33875% fixed rate of interest
(4)	Drawdown Date	:	October 31, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on October 29, 2007.
(6)	Interest Payment Date	:	First interest payment on January 31, 2008, and at the end of April, July, October and January each year thereafter.
(7)	Repayment Date	:	October 31, 2009
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

3. Use of Funds

Debt financing shall be used for repayment of Series 3-B and 12, and prepayment of Series 13-A.

4. Details of Prepayment Debt Financing

(1) Short-Term Debt (Series 13-A)

① Lender	: Sumitomo Mitsui Banking Corporation
② Amount	: ¥500 million (Note 1)
③ Interest Rate	: 1.08583% floating rate of interest (Note 2)
④ Drawdown Date	: December 1, 2006
⑤ Repayment Date	: November 30, 2007
⑥ Collateral	: Unsecured, unguaranteed

Notes:

1. On March 15, 2007 the Investment Corporation had prepaid ¥1,000 million out of ¥1,500 million which was originally borrowed.
2. The interest rate covers the period commencing August 31, 2007 to November 30, 2007.

(2) Planned Date for Prepayment

October 31, 2007



[Attachment]

Total Debt Financing Balance after Additional Borrowings
and Status of Investment Corporation Bonds

(Billions of yen)

		Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
	Short-Term Borrowings (Note1)	7.0	6.5	-0.5
	Long-Term Borrowings (Note2)	56.5	57.0	+0.5
	Total Borrowings Balance	63.5	63.5	+0.0
	Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing		75.5	75.5	+0.0

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.

This notice is the English translation of the Japanese announcement on our Web site released on October 29, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

November 15, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Registration of Asset Management Company as Financial Products Transaction Operator

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced that Kenedix REIT Management, Inc. ("the Asset Manager"), to which the Investment Corporation assigns management of its assets, submitted documents in relation to its application for registration as a financial products transaction operator (investment management operator), pursuant to Article 29-2 of the Financial Instruments and Exchange Law, to the Kanto Local Finance Bureau on November 5, 2007.

Furthermore, the Investment Corporation announces that, in relation to the submitting of these documents, the Asset Manager submitted filings for partial changes to its Statement of operation procedures as well as about its important employees.

1. Reasons behind Applying for Registration

Pursuant to Article 159-1 of the Appendix to the Law Concerning Partial Revisions to the Securities Exchange Law, the Asset Manager falls under the "deemed registered management operator," which is stipulated to be registered as the financial products transaction operator based on the Article 29 of the Financial Instruments and Exchange Law. Thus, pursuant to Article 159-2 of the Appendix to the Law Concerning Partial Revisions to the Securities Exchange Law, the Asset Manager submitted the prescribed documents to the Kanto Local Finance Bureau.

2. Business Type

Investment management operator (based on the Articles 28-4-1 and 2-8-12-a of the Financial Instruments and Exchange Law)

3. Changes to the Statement of operation procedures

Upon submission of the documents described in 1. above, partial changes were made to the Statement of operation procedures of the Asset Manager, as indicated below.



1) Additions and revisions of items based on the regulations of the Financial Instruments and Exchange Law and Cabinet Office Ordinances.
2) Corrections to sentences of referenced Articles and other terms in correlation with revisions to relevant laws and ordinances.

4. Filing of Important Employees

Upon submission of the documents described in 1. above, the following two individuals were filed as important employees (employees defined under the Financial Instruments and Exchange Law and government ordinances) of the Asset Manager.

Director / General Manager, Investment Management Division: Kenji Ajitani
Compliance Officer: Kouju Komatsu

This notice is the English translation of the Japanese announcement on our Web site released on November 15, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

November 28, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note2&3)	Drawdown Date	Repayment Date
Series 15-B (Short-Term)	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1.25	1.15917% (Note 4)	March 1, 2007	February 29, 2008
Series 5-B (Long-Term)	The Chiba Bank, Ltd., Aozora Bank, Ltd.	1.3	1.30917% (Note 5) (Actual Interest Rate: 1.44875%)	March 1, 2006	February 28, 2009
Series 6 (Long-Term)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.5	1.30917% (Note 5) (Actual Interest Rate: 1.47625%)	March 16, 2006	March 16, 2009
Series 13-B (Long-Term)	The Norinchukin Bank	2.5	1.35917% (Note 6) (Actual Interest Rate: 1.96375%)	December 1, 2006	November 30, 2011
Series 17 (Long-Term)	The Norinchukin Bank	1.5	1.27917% (Note 7) (Actual Interest Rate: 1.64593%)	April 17, 2007	April 16, 2011

Notes:

1. Short-term borrowing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term borrowing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Interest payment period: November 30, 2007 to February 29, 2008
3. The Investment Corporation has entered into an interest-rate swap transaction for the long-term borrowings. As a result, the actual interest rate is the interest rate applicable throughout the loan period.
4. Three-month yen TIBOR + 0.30%
5. Three-month yen TIBOR + 0.45%
6. Three-month yen TIBOR + 0.50%
7. Three-month yen TIBOR + 0.42%
8. All of the abovementioned borrowings are unsecured without any outstanding guarantees.

This notice is the English translation of the Japanese announcement on our Web site released on November 28, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

December 5, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rate and applicable period for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note 2&3)	Drawdown Date	Repayment Date
Series 4 (Long-Term)	Aozora Bank, Ltd. The Resona Bank, Ltd.,	2.0	1.32250% (Note 4) (Actual Interest Rate: 1.0975%)	December 8, 2005	December 7, 2008

Notes:

1. Long-term debt financing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Interest payment period: December 7, 2007 to March 7, 2008
3. The Investment Corporation has entered into an interest-rate swap transaction for the long-term borrowings. As a result, the actual interest rate is the interest rate applicable throughout the loan period.
4. Three-month yen TIBOR + 0.45%
5. The abovementioned borrowings are unsecured without any outstanding guarantees.

This notice is the English translation of the Japanese announcement on our Web site released on December 5, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Translation Purpose Only

FINANCIAL REPORT FOR THE FISCAL PERIOD ENDED OCTOBER 31, 2007
(May 1, 2007 to October 31, 2007)

December 11, 2007

Kenedix Realty Investment Corporation is listed on the Tokyo Stock Exchange with the securities code number 8972.

Representative: Taisuke Miyajima, Executive Director
Asset Management Company: Kenedix REIT Management, Inc.
Representative: Taisuke Miyajima, CEO and President
Inquires: Masahiko Tajima, Director / General Manager, Financial Planning Division
TEL: +81-3-3519-3491

Planned submission of semiannual security report: January 25, 2008
Planned start of distribution payments: January 16, 2008

1. PERFORMANCE FOR THE FISCAL PERIOD ENDED APRIL 30, 2007 AND OCTOBER 31, 2007

(1) Business Results

(The amount is rounded down to the nearest ¥million)

	Operating Revenues		Operating Income		Ordinary Income	
Fifth Fiscal Period	¥7,208	(24.7%)	3,470	(29.2%)	2,793	(30.0%)
Fourth Fiscal Period	¥5,778	(9.3%)	2,686	(4.7%)	2,148	(1.1%)

	Net Income		Net Income per Unit	Return on Unitholders' Equity	Ordinary Income to Total Assets	Ordinary Income to Operating Revenues
Fifth Fiscal Period	2,792	(30.0%)	14,334	2.6%	1.4	38.7%
Fourth Fiscal Period	2,148	(1.1%)	13,681	2.4%	1.2	37.2%

(2) Distribution

(The total distribution is rounded down to the nearest ¥million)

	Distributions per Unit (Yen) Excluding Excess of Earnings	Total Distribution (Millions of Yen)	Distributions in Excess of Earnings per Unit (Yen)	Total Distributions in Excess of Earnings	Payout Ratio	Distribution Ratio to Unitholders' Equity
Fifth Fiscal Period	¥13,960	¥2,792	—	—	100.0%	2.2%
Fourth Fiscal Period	¥13,682	¥2,148	—	—	100.0%	2.4%

Note: The payout ratio is round to the nearest first decimal place.

(3) Financial Position

(The total assets and unitholders' equity are rounded down to the nearest ¥million.)

	Total Assets (Millions of Yen)	Unitholders' Equity (Millions of Yen)	Unitholders' Equity to Total Assets	Unitholders' Equity per Share of Common Stock (Yen)
Fifth Fiscal Period	¥213,763	¥127,761	59.8%	¥638,809
Fourth Fiscal Period	¥188,400	¥90,877	48.2%	¥578,839

(Reference) Total net assets
Fifth fiscal period: ¥127,761 million Fourth fiscal period: ¥90,877 million

(4) Cash Flow Position

(The amount are rounded down to the nearest ¥million)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Fifth Fiscal Period	4,706	△21,935	20,954	11,331
Fourth Fiscal Period	5,424	△30,305	24,309	7,606

2. FORECAST OF RESULTS FOR THE SIXTH FISCAL PERIOD (November 1, 2007 to April 30, 2008)

	Operating Revenues (Millions of Yen)	Operating Income (Millions of Yen)	Ordinary Income (Millions of Yen)	Net Income (Millions of Yen)	Distribution per Unit(Yen)Excluding Excess of Earnings	Distribution in Excess of Earings per Unit (Yen)
Sixth Fiscal Period	7,935 (10.1%)	3,974 (14.5%)	3,288 (17.7%)	3,287 (17.7%)	16,400	-

(Reference) Estimated net income per unit for the sixth fiscal period: ¥16,400

3. OTHER

(1) Changes in Accounting Policies

(a) Changes accompanying amendments to accounting standards: No

(b) Changes other than (a): No

(2) Number of Investment Units Issued and Outstanding (including treasury units)

(a) Number of investment units issued and outstanding at end of period (including treasury units)

Fifth fiscal period: 200,000 units Fourth fiscal period: 157,000 units

(b) Number of treasury units at end of period

Fifth fiscal period: 0 units Fourth fiscal period: 0 units

*Explanation on the appropriate use of the forecast of results and other matters of special consideration

The forecast of results for the sixth fiscal period ending April 30, 2008 are calculated as of December 11, 2007 based on the assumptions presented on page12 "Preconditions and Assumptions for the Fiscal Period Ending April 30, 2008". Readers are advised that actual operating revenues, operating income, ordinary income, net income, distribution per unit may differ significantly from forecasts due to a variety of factors. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.

Investment Highlights

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the financial results for its fifth fiscal period (from May 1, 2007 to October 31, 2007).
In the fifth fiscal period, the Investment Corporation recorded operating revenues of ¥7,208 million, operating income of ¥3,470 million, ordinary income of ¥2,793 million and net income of ¥2,792 million. As a result, cash distribution for the fiscal period under review was ¥13,960 per unit.

Management Performance

In the fiscal period under review, the Investment Corporation acquired 5 office buildings with a total acquisition price of ¥22,000 million. As a result, the number of properties owned as of October 31, 2007 stood at 77, with a total acquisition price of ¥197,090 million. Looking at the portfolio as a whole, 70.0% was comprised of office buildings, 21.8% of residential properties and 8.1% central urban retail properties on an acquisition price basis. In addition, the occupancy ratio as of the end of the fifth fiscal period was 96.9%, reflecting stable investment and asset management.

Capital Acquisition

The Investment Corporation procured net proceeds of ¥36.2 billion through the primary offering and third-party allotment of investment units, and undertook prepayment of ¥13.0 billion in borrowings (¥11.5 billion in short-term borrowings and ¥1.5 billion in long-term borrowings) provided from cash on hand from equity finance. As a result, the Investment Corporation managed to decrease the interest-bearing debt ratio and increase borrowing capacity.
In addition, concerning borrowings maturing during the fifth fiscal period, the Investment Corporation refinanced the same amount for the same period and thereby managed to improve (lower) procurement costs (spread over basic interest rate, etc.) for all borrowings that have matured. As a result, the balance of interest-bearing debt stood at ¥75.5 billion as of October 31, 2007, comprising ¥63.5 billion in borrowings (¥57.0 billion in long-term borrowings and ¥6.5 billion in short-term borrowings) and ¥12.0 billion in investment corporation bonds.
As of October 31, 2007, the Investment Corporation had ¥57.0 billion in long-term borrowings, of which ¥45.3 billion had floating interest rates effectively fixed by utilizing interest-swap agreements. In addition, the long-term debt ratio (Note2) was 91.4% and the long-term fixed interest debt ratio (Note3) was 91.4%.
Since its public listing through to the end of the fifth fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment periods by placing added emphasis on long-term debt.

Notes:

1. *Short-term* borrowings refers to borrowings with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term borrowings refers to borrowings with a period of more than one year from the drawdown date to the repayment date.
2. Long-term debt ratio = (Balance of long-term borrowings + Balance of investment corporation bonds) ÷ (Total borrowings + Balance of investment corporation bonds)
3. Long-term fixed interest debt ratio = (Balance of long-term fixed interest rate borrowings + Balance of investment corporation bonds) ÷ (Total borrowings + Balance of investment corporation bonds)
   The balance of long-term fixed interest rate borrowings includes borrowings with floating interest rates effectively fixed by

utilizing interest-rate swap agreements.

Continue Stable Financial Strategy

The Investment Corporation acquired a credit rating of A+ (Outlook: Stable) from Japan Credit Rating Agency, Ltd. in December 2006. This was the second credit rating acquired following the A3 (Outlook: Stable) from Moody's Investors Services, Inc. in February 2006. Details of the credit ratings as of October 31, 2007 are as follows.

Credit Rating Agency	Details of the Ratings
Moody's Investors Service	Rating: A3
	Outlook: Stable
Japan Credit Rating Agency, Ltd.	Senior Debts: A+
	Outlook: Stable

The Investment Corporation filed a debt shelf registration statement in February 2007, and filed an equity shelf registration statement to conduct equity financing in April 2007. Details are as follows.

	Investment Corporation Bonds	Investment Unit Certificate
Planned Issue Amount	¥100,000,000,000 (Note)	¥100,000,000,000
Planned Issuance Period	February 15, 2007 to February 14, 2009	May 7, 2007 to May 6, 2009
Use of Funds	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc

Note: First Series Unsecured Investment Corporation Bonds of ¥9,000,000,000 and Second Series Unsecured Investment Corporation Bonds of ¥3,000,000,000 has been issued in March 2007 based on the debt shelf registration.

The Investment Corporation established a credit commitment line with The Bank of Tokyo-Mitsubishi UFJ, Ltd., allowing it to borrow up to ¥2.5 billion on an unsecured basis.

Internal Growth Strategies

Taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with aims of ensuring a timely and flexible responses as well as optimal tenant satisfaction. Accordingly, the Investment Corporation will aim to increase of the cash flow by offering office environment with high tenant satisfaction. Based on the aforementioned, the Asset Management Company undertakes property management activities as follows:

- Identify and enhance satisfaction through use of tenant surveys
- Maintain attractive properties based on KDX standards
- Leasing management based on CS Strategy
- Careful control of management and operating costs

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its Property Management Company for its entire portfolio.

Identify and enhance tenant satisfaction through use of tenant surveys

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings.

The Investment Corporation conducted a customer satisfaction survey through J.D. Power Asia Pacific, Inc., an internationally recognized company that engages in customer satisfaction evaluation, to better understand the needs of its tenants and take steps to respond to their preferences. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to many questions concerning buildings and facilities as well as operating and management services. The Investment Corporation conducted the first CS survey, which covered 20 of its properties, during the second fiscal period, and the second CS survey, which covered 44 of its properties, during the fifth fiscal period.

Details of the 2nd CS Survey

Target respondent for the survey: The administration officers of each tenant and tenant employees of the 43 office buildings and one central urban retail property.

Survey population / Response rate: 446 administration officers / 391 collected (response rate of 88%)
2,348 tenant employees / 1,894 collected (response rate of 81%)

Examples of questions: Building location and environment, external façade, entrance, air conditioning system for lease space areas, lighting ventilation, OA compliant, elevators, toilets, kitchen facilities, smoking areas, parking, management company service, status and standard of cleaning, security, and fire prevention.

On a scale one to five, respondents were asked to rank each of these areas. The survey provided invaluable information pertaining to the strengths and weaknesses of each building. Under the remarks section, a number of respondents provided insightful observations. Based on survey results, the Investment Corporation will work to clarify and improve outstanding issues. Through this vital feedback channel, the Investment Corporation will also implement appropriate maintenance and renovations for each property taking into consideration associated costs and benefits.

In addition, concerning properties where construction was conducted to address customer satisfaction based on the results of the first survey, the effects of such construction (improvements in the level of satisfaction) were studied. The results confirmed that the effects of maintenance and renovations of the "external façade and entrance" and "toilets" were high. The Investment Corporation will use this as reference for determining the priority of maintenance and renovations in the future.

Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

Maintain attractive properties based on KDX standards

The Investment Corporation aims to provide attractive mid-sized office buildings in order to enhance portfolio value and rental revenues.

We believe that the quality of mid-sized office buildings in Japan vary considerably depending on the nature of the owner. For example, a building owned by an individual or small company that owns only one or a few buildings may not have the resources to provide high-quality maintenance. Furthermore, when a building is owned by a large company, property management is often dictated by that company's priorities and does not necessarily correspond to tenant needs or satisfaction.

The Investment Corporation aims to differentiate itself by efficiently providing certain uniform standards, termed

"KDX" standards, as well as attractive office environments.

Examples of KDX standards include the followings:

- Installation of security cameras for elevators and entrance halls
- Installation of emergency devices for elevators
- Installation of modern restrooms that include western-style toilets with hot-water self-cleaning functions
- Creation and distribution of security and evacuation maps
- Creation and distribution of detailed building rules

In addition, the Investment Corporation enhances its brand awareness by renaming its office buildings so that "KDX" is included in the new name.

Leasing management based on CS Strategy

The Investment Corporation aims to provide flexible and focused leasing activities that take into account economic and market trends, and that utilize the results of tenant surveys to enhance tenant satisfaction.

In addition, the Investment Corporation believes that tenants at mid-sized office buildings generally tend to have high turnover ratios, and it is focused on obtaining higher rent levels when entering new lease contracts. The Investment Corporation also negotiates with tenants that pay lower rent levels than the market price in order to raise rents under existing leases.

Careful control of management and operating costs

The Investment Corporation utilizes the scale merits of owning many properties and the negotiating strength of the Kenedix Group (the Kenedix Group refers to Kenedix, Inc., Kenedix Advisors and other related companies, the same applies below) to reduce building management costs. Accordingly, the Investment Corporation reduces property management expenses, electricity costs and property taxes. The Investment Corporation will continue to carefully control management and operating costs by periodically reviewing its property management standards to ensure that they remain relevant and appropriate for each property, and by maintaining an appropriate balance between initiatives that aim to sustain or increase revenues with its efforts to control operating costs.

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the fourth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service.

The Investment Corporation is presently satisfied with the quality of property management. In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering almost all of its properties held as of October 31, 2007 (excluding Residence Charmante Tsukishima, Frame Jinnan-zaka, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits. The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs. In addition, the Investment Corporation has succeeded in reducing in building maintenance costs.

・New Property Investment Strategy (External Growth Strategy)

The Investment Corporation will continue to concentrate on mid-sized office buildings with an emphasis on the Tokyo Metropolitan Area while also investing in central urban retail property located in highly flourishing districts as an alternative to investment in office buildings. In addition, the Investment Corporation will make no new investment in

residential properties for a certain period and will replace assets mentioned as follows. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the support of the Kenedix Group, in addition to the original network of the Asset Management Company.

Reciprocal purchase and sale of residential properties and office buildings
On December 11, 2007, the Investment Corporation decided to sell, of the 30 residential properties in its portfolio as of October 31, 2007 (total acquisition price of ¥43,052 million), 23 residential properties (total acquisition price of ¥30,343 million) on February 1, 2008, and newly purchase 9 office buildings (total acquisition price of ¥31,980 million) on the same date.

Through the Multi-Pipeline, the Asset Management Company is positioned to secure real estate information related to properties for which the Kenedix Group acts as intermediary, properties under development, properties that it owns, and pension funds (Note). Based on this information, the Investment Corporation has first preferential negotiating rights for an acquisition. Against the backdrop of a competitive market, the role of the support-line by Kenedix Group, mainly in properties under development is increasingly significant for the Asset Management Company's acquisition of quality properties.
Note: Pension Funds refer to real estate investment funds for pension plans that are managed by Kenedix Advisors Co., Ltd.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property sourced from the original network of the Asset Management Company in the event that the Investment Corporation is not itself in an immediate position to acquire the property, or the property fails to fully comply with the Investment Corporation's investment criteria at that specific time.

The Investment Corporation seeks to continue improving the quality of its portfolio in terms of location, size and type of properties, through various measures including replacement of assets. In addition, the Investment Corporation will continue to steadily grow by acquiring properties and aims accelerate this growth by utilizing its leverage relationship with the Kenedix Group and the Asset Management Company's original network for sourcing properties, as well as make diversified acquisitions, as discussed below.

Leverage Relationship with the Kenedix Group

As the sponsor company, Kenedix, Inc. has provided property information and support staff to the Investment Corporation and the Asset Management Company. At the same time, the Investment Corporation believes that the role of J-REITs in the Kenedix Group has increased in importance.

In April 2007, the Investment Corporation revised the Memorandum of Understanding between it, Kenedix, Inc., Kenedix Advisors Co., Ltd. and the Asset Management Company, which was originally conducted at the time of the Investment Corporation's IPO. The Investment Corporation revised the Memorandum because it had been expanding the number of acquired properties and strengthening its property acquisition capacity even more was deemed necessary as J-REITs were increasing in importance for the Kenedix Group.

■Details of the Change of Memorandum of Understanding

- When Kenedix, Inc. receives information regarding any available property that in its reasonable opinion meets our investment criteria, including properties under development, from parties other than the contracting parties, the Asset Management Company has first preferential rights to such information. (Before Revision: The Investment Corporation had second preferential rightsafter certain pension funds

to such property information acquired by Kenedix, Inc.)

- In the event that Kenedix, Inc. disposes of a property that in its reasonable opinion meets our investment criteria, including properties under development or properties that it owns, the Asset Management Company has first preferential negotiating rights with respect to such properties.
  (Before Revision: The Investment Corporation had second preferential negotiating rights with respect to such properties after certain pension funds)
- As long as the Investment Corporation and the Asset Management Company continue to not invest in new residential properties, the Revised Memorandum of Understanding will not apply with respect to residential properties

Also as a result of the revisions, the Pipeline relationship between the Kenedix Group and the Investment Corporation was significantly strengthened, allowing the Investment Corporation preferential rights to properties developed by the Kenedix Group. Looking ahead, the Investment Corporation and the sponsor company plans to closely cooperate to achieve further external growth in such investments as Group-wide joint investments and property developments.

Utilize the Asset Management Company's Original Network for Sourcing Properties

The Asset Management Company's employees have diverse experience in the real estate and financial markets in Japan. A part of the Investment Corporation's growth strategy involves acquiring information about potential acquisition opportunities through the Asset Management Company's network. The Investment Corporation plans to continue to utilize the Asset Management Company's knowledge, experience and network of contacts in the real estate market to help locate and acquire properties that match its investment strategy.

Make Diversified Acquisitions

As of October 31, 2007, the Investment Corporation owned 77 properties for a total acquisition price of approximately ¥197.0 billion with a 96.9% occupancy ratio. Supported by this asset base along with the management know-how of mid-sized office building accumulated by the Asset Management Company, the Investment Corporation plans to continue acquiring properties based on its diversified property acquisition strategy.

Furthermore, while implementing various property acquisition strategies such as those described above, the Investment Corporation believes that increasingly proactive investment property acquisitions are possible by centering the portfolio on mid-sized office buildings that have a relatively advantageous return than large-sized office buildings in consideration of the weighted average cost of capital based on the level of return on distributions calculated from investment unit price and distributions per unit, as well as the debt procurement costs and interest-bearing debt ratio.

Important Subsequent Events

There were no important events following account settlement of the fifth fiscal period.

(Reference)

On December 11, 2007, the Investment Corporation decided to newly purchase 9 office buildings (total acquisition price of ¥31,980 million) and sell 23 residential properties (total acquisition price of ¥30,343 million) on February 1, 2008, and on the same date

(a) Purpose of the reciprocal purchase and sale

The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio adopting a three-point investment criteria based on property type, area and size for its basic policy.
Based on this basic policy, the Investment Corporation has made changes in the management guidelines of the Kenedix REIT Management, Inc. ("the Asset Management Company") in December 2006 (Note 1) in response to recent conditions in the office leasing market (increased rent levels, improvement of occupancy ratios, etc.), and has decided to increasingly advance investment in office buildings and to make no new investment in residential properties for a certain period ("the change in the portfolio development policy").

Since the change in the portfolio development policy, the Investment Corporation has been prioritizing investment in office buildings and has raised the investment ratio of office buildings in the overall portfolio.

Under such circumstances, the Investment Corporation received an offer from the sponsor company Kenedix, Inc. ("Kenedix") for the Investment Corporation to purchase several office buildings in Kenedix's portfolio. Negotiations have been underway in relation to the price, conditions and other details concerning the office buildings selected by the Investment Corporation (Note 2). In the course of the negotiations, Kenedix, which is advancing the forming of residential funds, proposed a reciprocal purchase and sale arrangement to the Investment Corporation for the Investment Corporation to sell some of the residential properties in the Investment Corporation's portfolio to Kenedix in conjunction with the Investment Corporation's purchase of the office buildings.

Considerations by the Asset Management Company resulted in the reciprocal purchase and sale arrangement being deemed advantageous to the Investment Corporation in the following aspects and this has led to the decision being made to implement the reciprocal purchase and sale.

(1) Contributes to a strengthened portfolio that consists mainly of mid-sized office buildings;
(2) Leads to greater potential for internal growth backed by the favorable office leasing market;
(3) Leads to stronger expertise in asset and property management through concentrated investment in specified assets;
(4) Enables high-quality office buildings to be acquired en bloc through reciprocal purchase and sale with residential properties; and
(5) Enables the Investment Corporation to achieve to raise the investment ratio of office buildings while maintaining asset size and profitability.

(b) The anticipated acquisition properties on February 1, 2008 are as follows.

Hiei Kudan-Kita Building (Office)

Location (Address)	4-1-3 Kudan-kita, Chiyoda-ku, Tokyo
Number of Floors	B1F11
Site Area	11,425.31 m²
Completion Date	March 1988
Acquisition Price	¥7,600,000,000

KDX Shin-Yokohama 381 Building (Office)

Location (Address)	3-8-11 Shin-Yokohama, Kohoku-ku, Yokohama, Kanagawa
Number of Floors	B1F10
Site Area	7,673.67 m²
Completion Date	March 1988
Acquisition Price	¥4,700,000,000

KDX Kawasaki-Ekimae Hon-cho Building (Office) (Note)

Location (Address)	25-1 Kawasaki-ku Ekimae Hon-cho,

Nissou Dai-17 Building (Office)

Location (Address)	2-14-30 Shin-Yokohama, Kohoku-ku,

	Kawasaki, Kanagawa
Number of Floors	B1F9
Site Area	7,420.87 ㎡
Completion Date	February 1985
Acquisition Price	¥3,760,000,000

	Yokohama, Kanagawa
Number of Floors	B1F8
Site Area	4,016.61 ㎡
Completion Date	July 1991
Acquisition Price	¥2,710,000,000

Ikejiri-Oohashi Building (Office)

Location (Address)	1-6-2 Oohashi, Meguro-ku, Tokyo
Number of Floors	B2F9
Site Area	3,482.96 ㎡
Completion Date	September 1988
Acquisition Price	¥2,400,000,000

KDX Hamacho Nakanohashi Building (Office) (Note)

Location (Address)	2-14-5 Nihombashi Kakigara-cho, Chuo-ku,Tokyo
Number of Floors	F9
Site Area	3,280.41 ㎡
Completion Date	September 1988
Acquisition Price	¥2,310,000,000

KDX Kanda Misaki-cho Building (Office) (Note)

Location (Address)	3-6-12 Misaki-cho,Chiyoda-ku, Tokyo
Number of Floors	B1F7
Site Area	1,536.60 ㎡
Completion Date	October 1992
Acquisition Price	¥1,380,000,000

KDX Hakata-Minami Building (Office)

Location (Address)	1-3-11 Hakata-eki Minami, Hakata-ku, Fukuoka, Fukuoka
Number of Floors	B1F9
Site Area	13,238.16 ㎡
Completion Date	June 1973
Acquisition Price	¥4,900,000,000

KDX Kitahama Building (Office) (Note)

Location (Address)	2-1-14 Hiranocho, Chuo-ku, Osaka, Osaka
Number of Floors	F10
Site Area	4,652.96 ㎡
Completion Date	July 1994
Acquisition Price	¥2,220,000,000

Note: The current name of the" KDX Kawasaki-Ekimae Hon-cho Building" is the "Dai-46 Kowa Building," "KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building," "KDX Kanda Misaki-cho Building" is the "Misaki-cho MMK Building," and "KDX Kitahama Building" is the "Doshou Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.

(c) The anticipated sale properties on February 1, 2008 are as follows.

Type	Property No.	Property Name	Acquisition Price (Millions of Yen)	Planned Sale Price (Millions of Yen)
Residential Properties	B-1	Storia Sirokane	3,150	3,370
	B-2	Tre di Casa Minami Aoyama	2,460	2,680
	B-6	Court Nihonbashi-Hakozaki	1,130	1,220
	B-7	Side Denenchofu	1,110	1,110
	B-8	S-court Yokohama-Kannai II	945	1,020
	B-9	Court Motoasakusa	880	943
	B-11	Bloom Omotesando	875	962
	B-13	Human Heim Okachimachi	830	905
	B-16	Abreast Hara	444	494
	B-17	Abreast Hirabari	407	457

	B-20	Regalo Ochanomizu I･II	3,600	3,670
	B-21	Regalo Shiba-Kouen	2,260	2,280
	B-22	Chigasaki Socie Ni-bankan	1,160	1,140
	B-23	Court Nishi-Shinjuku	1,130	1,160
	B-24	Regalo Komazawa-Kouen	912	943
	B-26	Primo Regalo Kagurazaka	762	770
	B-27	Primo Regalo Youga	730	737
	B-28	Court Shimouma	638	644
	B-29	Ashiya Royal Homes	2,330	2,420
	B-30	Regalo Ibaraki I･II	1,600	1,620
	B-31	Collection Higashi-Sakura	1,264	1,150
	B-32	Renaissance 21 Hirao Jousui-machi	900	964
	B-33	Montore Nishikouen Bay Court	826	831
Total of 23 anticipated sale properties on February 1, 2008			30,343	31,490

Outlook

Forecasts for the sixth fiscal period (November 1, 2007 to April 30, 2008) are presented as follows. Please refer to the "Preconditions and Assumptions for the Fiscal Period Ending April 30, 2008" below for factors that underpin forecasts.

Operating Revenues	¥7,935 million
Ordinary Income	¥3,288 million
Net Income	¥3,287 million
Distribution per Unit	¥16,400
Distribution in Excess of Earnings per Unit	¥0

Note: Forecast figures are calculated based on certain assumptions. Readers are advised that actual operating revenues, net income and distribution per unit may differ significantly from forecasts due to a variety of reasons. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.

"Preconditions and Assumptions for the Fiscal Period Ending April 30, 2008"

	Preconditions and Assumptions
Calculation Period	• The sixth fiscal period: November 1, 2007 to April 30, 2008 (182 days)
Property Portfolio	• Forecasts for the fiscal period ending April 30, 2008 are based on a property portfolio totaling 77 properties held as of December 11, 2007 up to January 31, 2008. Taking into account the change in the number of properties resulting from a reciprocal purchase and sale (newly purchase 9 office buildings and sell 23 residential properties), the portfolio is assumed to have 63 properties as of February 1, 2008. • The property portfolio may change due to a variety of factors.
Operating Revenues	• Rental revenues are estimated based on historic performance and a variety of factors including each property's competitive standing and market and other conditions. • For the sixth fiscal period, the Investment Corporation is anticipating a gain on the sale of 23 residential properties planned on February 1, 2008 totaling ¥496million.
Operating Expenses	• Property expenses other than depreciation are based on historic expenses, adjusted to reflect the variable nature of expenses. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. • Repairs, maintenance and renovation expenses are estimated based on the Asset Management Company budgeted amounts for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the fiscal period ending April 30, 2008, approximately amounts of ¥1,415million has been estimated for depreciation expense.
Non-Operating Expenses	• Amounts for interest payable and investment corporation bond interest of ¥587 million has been forecasted for the fiscal period ending April 30, 2008.
Debt Financing and Investment Corporation Bonds	•Forecasts are based on a total balance of borrowings of ¥63,500 million and total balance of investment corporation bonds of ¥12,000 million as of December 11, 2007. Forecasts are also based on the assumption that the balance of borrowings and investment corporation bonds shall remain unchanged in the sixth fiscal period.

Investment Units Issued and Outstanding	•The number of investment units issued and outstanding as of December 11, 2007 is 200,000 units. Forecasts are based on the assumption that the number of investment units issued and outstanding shall remain unchanged for the sixth fiscal period.
Distributions per Unit	• Distributions per unit of amounts less than ¥1 are omitted. Calculations are based on a 100% distribution of unappropriated retained earnings.
Distributions in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	• Forecasts are based on the assumption that any revisions to regulatory requirements, taxation, accounting standards, public listing regulations or requirements of the Investment Trusts Association, Japan will not impact forecast figures. • Forecasts are based on the assumption that there will be no major unforeseen changes to economic trends and in real estate and other markets.

Balance Sheets

	Fifth Fiscal Period (As of October 31, 2007)		Fourth Fiscal Period (As of April 30, 2007)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
ASSETS						
I. Current assets	12,570,970	5.9	9,333,184	4.9	3,237,786	34.7
Cash and bank deposits	6,561,025		3,740,550		2,820,474	
Entrusted deposits	5,762,315		5,182,512		579,802	
Rental receivables	141,910		75,124		66,785	
Prepaid expenses	44,987		29,845		15,141	
Consumption tax refundable	47,551		302,040		Δ254,488	
Other current assets	13,181		3,111		10,069	
II. Fixed assets	200,932,798	94.0	178,896,941	95.0	22,035,856	12.3
1. Property and equipment, at cost	200,564,337	93.8	178,516,827	94.8	22,047,510	12.4
Buildings	4,815,619		4,818,319		Δ2,700	
Structures	49,270		52,061		Δ2,791	
Machinery and equipment	24,413		28,741		Δ4,327	
Tools, furniture and fixtures	7,639		3,500		4,139	
Land	7,918,083		7,910,082		8,001	
Buildings held in trust	62,666,733		59,002,008		3,664,725	
Structures held in trust	241,537		236,337		5,200	
Machinery and equipment held in trust	668,470		675,401		Δ6,930	
Tools, furniture and fixtures held in trust	543,466		513,193		30,272	
Land held in trust	123,629,101		105,277,180		18,351,920	
2. Intangible fixed asset	285,350	0.1	285,144	0.1	205	0.1
Land leasehold	285,350		285,144		205	
3. Investment and other assets	83,110	0.1	94,969	0.1	Δ11,859	Δ12.5
Leasehold and security deposits	12,411		11,649		762	
Long-term prepaid expenses	68,165		83,320		Δ15,155	
Deferred tax assets	2,534		-		2,534	
III Deferred	260,220	0.1	170,551	0.1	89,668	52.6
Organization costs	25,448		30,538		Δ5,089	
Investment Corporation Issuance Costs	62,997		68,875		Δ5,877	
Unit Issuance Costs	171,774		71,138		100,635	
Total assets	213,763,989	100.0	188,400,678	100.0	25,363,311	13.5

	Fifth Fiscal Period (As of October 31, 2007)		Fourth Fiscal Period (As of April 30, 2007)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
LIABILITIES						
I Current liabilities	21,245,911	9.9	21,444,151	11.4	△ 198,240	△ 0.9
Trade payables	358,328		275,299		83,029	
Short-term debt	6,500,000		18,500,000		△ 12,000,000	
Current maturities of long term debt	13,000,000		1,500,000		11,500,000	
Other payables	168,666		138,451		30,214	
Accrued expenses	74,940		86,742		△ 11,801	
Accrued income taxes	658		543		115	
Rents received in advance	1,141,332		916,372		224,960	
Deposits received	1,985		26,743		△ 24,758	
II Long-term liabilities	64,756,142	30.3	76,078,756	40.4	△ 11,322,613	△ 14.9
Investment Corporation bonds issued	12,000,000		12,000,000		-	
Long-term debt	44,000,000		56,500,000		△ 12,500,000	
Leasehold and security deposits received	647,396		626,499		20,896	
Leasehold and security deposits held in trust received	8,102,312		6,952,256		1,150,055	
Derivative liability	6,434		56,500,000		6,434	
Total liabilities	86,002,054	40.2	97,522,908	51.8	△ 11,520,853	△ 11.8
(Net assets)						
I. Unitholder's equity	127,765,834	59.8	90,877,769	48.2	36,888,064	40.6
1. Capital stock	124,973,750	58.5	88,729,652	47.1	36,244,098	40.8
2. Retained earnings	2,792,084	1.3			643,966	30.0
Retained earnings at end of period	2,792,084		2,148,117		643,966	
II. Valuation and translation adjustments	△ 3,899	0.0	–	–	△ 3,899	–
Unrealized gain from deferred hedge	△ 3,899		–		△ 3,899	–
Total net assets	127,761,934	59.8	90,877,769	48.2	36,884,165	40.6
Total liabilities and net assets	213,763,989	100.0	188,400,678	100.0	25,363,311	13.5

Statements of Income and Retained Earnings

	Fifth Fiscal Period (As of October 31, 2007)		Fourth Fiscal Period (As of April 30, 2007)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
1. Operating revenues	7,208,246	100.0	5,778,210	100.0	1,430,036	24.7
Rental revenues	6,334,707		4,965,303		1,369,404	
Other rental revenues	873,538		682,158		191,379	
Profit on sale of trust beneficiary interests in real estate	-		130,748		△ 130,748	
					0	
2. Operating expenses	3,737,320	51.8	3,091,465	53.5	645,855	20.9
Property-related expenses	3,205,728		2,607,389		598,338	
Asset management fees	369,009		306,965		62,043	
Directors' salaries	5,400		5,400		0	
Custodian fees	20,456		17,928		2,527	
Administrative service fees	52,108		48,672		3,436	
Audit fees	7,800		7,800		0	
Other operating expenses	76,818		97,309		△ 20,490	
Operating income	3,470,925	48.2	2,686,744	46.5	784,180	29.2
					0	
3. Non-operating revenues	11,934	0.2	9,716	0.2	2,218	22.8
Interest income	7,794		2,137		5,657	
Other Non-operating revenues	4,140		7,578		△ 3,438	
4. Non-operating expenses	689,794	9.6	547,581	9.5	142,213	26.0
Interest expense	481,855		450,605		31,250	
Investment corporation bonds interest	113,304		29,320		83,984	
Financing related expense	24,338		20,595		3,743	
Amortization of bonds issuance costs	5,877		1,501		4,376	
Amortization of unit issuance costs	41,468		17,784		23,684	
Amortization of organization costs	5,089		5,089		-	
Other non-operating expenses	17,859		22,685		△ 4,825	
Ordinary income	2,793,065	38.7	2,148,879	37.2	644,185	30.0
Income before income taxes	2,793,065	38.7	2,148,879	37.2	644,185	30.0
Current income taxes	1,029	0.0	816	0.0	213	26.1
Deferred income taxes	△ 5		4		△ 10	
Net Income	2,792,040	38.7	2,148,058	37.2	643,982	30.0
Retained earnings at the beginning of period	43		59		△ 15	
Retained earnings at the end of period	2,792,084		2,148,117		643,966	

Statements of Changes in Unitholder's Equity

Fourth Fiscal Period (November 1, 2006 to April 30, 2007) (Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock	Retained Earnings Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	88,729,652	2,124,112	90,853,764	79,532	79,532	90,933,297
Changes during the fiscal period						
Payment of dividends	–	Δ2,124,053	Δ2,124,053	–	–	Δ2,124,053
Net Income	–	2,148,058	2,148,058	–	–	2,148,058
Interest-rate swap	–	–	–	Δ79,532	Δ79,532	Δ79,532
Total changes during the fiscal period	–	24,005	24,005	Δ79,532	Δ79,532	Δ55,527
Balance at the end of period	88,729,652	2,148,117	90,877,769	–	–	90,877,769

Fifth Fiscal Period (May 1, 2007 to October 31, 2007) (Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock	Retained Earnings Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	88,729,652	2,148,117	90,877,769	–	–	90,877,769
Changes during the fiscal period						
New unit issuance	36,244,098	–	36,244,098	–	–	36,244,098
Payment of dividends	–	Δ2,148,074	Δ2,148,074	–	–	Δ2,148,074
Net Income	–	2,792,040	2,792,040	Δ3,899	Δ3,899	2,792,040
Interest-rate swap	–	–	–	Δ3,899	Δ3,899	Δ3,899
Total changes during the fiscal period	36,244,098	643,966	36,888,064	Δ3,899	Δ3,899	36,884,165
Balance at the end of period	124,973,750	2,792,084	127,765,834	Δ3,899	Δ3,899	127,761,934

Properties Roster

(Millions in Yen)

Type	Area	Property No.	Property Name	Acquisition Price (Note1)	Amount on the Balance Sheet (Note2)	Appraisal Value at the end of Fifth Fiscal Period (Note3)	Ratio (%) (Note4)
Office Buildings	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	9,850	9,921	10,700	4.9
		A-37	KDX Ochanomizu Building	6,400	6,474	6,890	3.2
		A-32	KDX Shiba-Daimon Building	6,090	6,225	6,550	3.0
		A-13	KDX Kojimachi Building	5,950	5,892	6,400	3.0
		A-1	KDX Nihonbashi 313 Building	5,940	6,338	7,630	3.0
		A-16	Toshin-24 Building	5,300	5,294	5,870	2.6
		A-2	KDX Hirakawacho Building	5,180	5,189	5,780	2.6
		A-17	Ebisu East 438 Building	4,640	4,639	5,990	2.3
		A-3	Higashi-Kayabacho Yuraku Building	4,450	4,564	6,220	2.2
		A-39	KDX Toranomon Building	4,400	4,902	4,770	2.2
		A-30	KDX Nishi-Gotanda Building	4,200	4,347	4,840	2.1
		A-4	KDX Hatchobori Building	3,680	3,593	3,950	1.8
		A-18	KDX Omori Building	3,500	3,490	4,030	1.7
		A-19	KDX Hamamatsucho Building	3,460	3,431	3,890	1.7
		A-29	KDX Higashi-Shinjuku Building	2,950	3,037	3,350	1.4
		A-20	KDX Kayabacho Building	2,780	2,864	3,200	1.4
		A-21	KDX Shinbashi Building	2,690	2,706	3,070	1.3
		A-5	KDX Nakano-Sakaue Building	2,533	2,492	2,680	1.2
		A-22	KDX Shin-Yokohama Building	2,520	2,539	3,070	1.2
		A-6	Harajuku F.F. Building	2,450	2,518	3,290	1.2
		A-27	KDX Kajicho Building	2,350	2,407	2,500	1.1
		A-15	KDX Hamacho Building	2,300	2,408	3,060	1.1
		A-41	KDX Shinjuku 286 Building	2,300	2,350	2,530	1.1
		A-7	FIK Minami Aoyama	2,270	2,306	3,360	1.1
		A-14	KDX Funabashi Building	2,252	2,446	2,540	1.1
		A-33	KDX Okachimachi Building	2,000	2,091	2,010	1.0
		A-8	Kanda Kihara Building	1,950	1,907	2,030	0.9
		A-23	KDX Yotsuya Building	1,950	1,978	2,350	0.9
		A-9	KDX Shinjuku-Gyoen Building	1,610	1,633	2,140	0.8
		A-26	KDX Kiba Building	1,580	1,631	1,880	0.8
		A-38	KDX Nishi-Shinjuku Building	1,500	1,573	1,520	0.7
		A-31	KDX Monzen-Nakacho Building	1,400	1,459	1,430	0.7
		A-34	KDX Hon-Atsugi Building	1,305	1,341	1,320	0.6
		A-35	KDX Hachioji Building	1,155	1,259	1,160	0.5
		A-28	KDX Nogizaka Building	1,065	1,132	1,070	0.5
		A-10	KDX Koishikawa Building	704	695	868	0.3
	Other Regional Areas	A-12	Portus Center Building	5,570	5,355	5,690	2.8
		A-42	Karasuma Building (Note 5)	5,400	5,436	5,560	2.7
		A-43	KDX Hakata Building	2,350	2,379	2,480	1.1
		A-44	KDX Sendai Building	2,100	2,120	2,130	1.0

		A-24	KDX Minami Semba Dai-1 Building	1,610	1,592	1,660	0.8
		A-25	KDX Minami Semba Dai-2 Building	1,560	1,536	1,650	0.7
		A-11	Hakata-Ekimae Dai-2 Building	1,430	1,463	1,720	0.7
		A-36	KDX Niigata Building	1,305	1,437	1,220	0.6
Total of 44 Office Buildings				137,979	140,411	156,048	70.0
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	5,383	5,460	2.7
		B-20	Regalo Ochanomizu I&II	3,600	3,634	3,670	1.8
		B-1	Storia Sirokane	3,150	3,163	3,370	1.5
		B-2	Tre di Casa Minami Aoyama	2,460	2,475	2,680	1.2
		B-21	Regalo Shiba-Kouen	2,260	2,280	2,280	1.1
		B-3	Court Mejiro	1,250	1,258	1,190	0.6
		B-4	Apartments Motoazabu	1,210	1,226	1,300	0.6
		B-5	Apartments Wakamatsu Kawada	1,180	1,186	1,250	0.5
		B-22	Chigasaki Socie Ni-bankan	1,160	1,238	1,140	0.5
		B-6	Court Nihonbashi-Hakozaki	1,130	1,129	1,220	0.5
		B-23	Court Nishi-Shinjuku	1,130	1,145	1,160	0.5
		B-7	Side Denenchofu	1,110	1,142	1,110	0.5
		B-34	Gradito Kawaguchi	1,038	1,084	1,070	0.5
		B-8	S-court Yokohama-Kannai II	945	941	1,020	0.4
		B-24	Regalo Komazawa-Kouen	912	923	943	0.4
		B-9	Court Motoasakusa	880	889	943	0.4
		B-25	Court Shin-Okachimachi	878	893	888	0.4
		B-11	Bloom Omotesando	875	887	962	0.4
		B-13	Human Heim Okachimachi	830	840	905	0.4
		B-26	Primo Regalo Kagurazaka	762	778	770	0.3
		B-27	Primo Regalo Youga	730	742	737	0.3
		B-28	Court Shimouma	638	650	644	0.3
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	2,482	2,420	1.1
		B-18	Venus Hibarigaoka	1,800	1,943	1,710	0.9
		B-30	Regalo Ibaraki I&II	1,600	1,632	1,620	0.8
		B-31	Collection Higashi-Sakura	1,264	1,327	1,150	0.6
		B-32	Renaissance 21 Hirao Jousui-machi	900	921	964	0.4
		B-33	Montore Nishikouen Bay Court	826	842	831	0.4
		B-16	Abreast Hara	444	439	494	0.2
		B-17	Abreast Hirabari	407	408	457	0.2
Total of 30 Residential Properties				43,052	43,896	44,358	21.8
Central Urban Retail Properties	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	9,900	10,241	11,900	5.0
		C-2	KDX Yoyogi Building	2,479	2,621	2,540	1.2
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	3,678	3,810	1.8
Total of 3 Central Urban Retail Properties				16,059	16,541	18,250	8.1
Total of 77 properties				197,090	200,849	218,656	100.0

Notes:

1. Acquisition price is the purchase price for trust beneficiary interests or properties acquired by the Investment Corporation exclusive of taxes, rounded down to the nearest million yen.
2. Figures of less than1 million are rounded down from the amounts on the balance sheet.
3. Appraisal values (end of the fifth fiscal period) are based on the asset valuation method and standards outlined in the Investment Corporation's Articles of Incorporation and regulations formulated by the Investment Trusts Association, Japan. Appraisal values are drawn from valuation reports prepared by the Japan Real Estate Institute, Daiwa Real Estate Appraisal Corporation, and Nippon Tochi-Tatemono Limited.
4. Figures are the acquisition price of each asset as a percentage of the total acquisition prices for the portfolio rounded down to the nearest first decimal place.
5. The Investment Corporation had been planning to change the name of the "Karasuma Building" to "KDX Kyoto Karasuma Building". Due to the high name recognition of the building's current name, the plan to change the name was canceled.

Property Distribution

A. Property Types

Type	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Office Buildings	44	137,979	70.0
Residential Properties	30	43,052	21.8
Central Urban Retail Properties	3	16,059	8.1
Others	—	—	
Total	77	197,090	100.0

B. Geographic Distribution

Area	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Tokyo Metropolitan Area	60	162,514	82.4
Other Regional Areas	17	34,576	17.5
Total	77	197,090	100.0

C. Property Distribution by Acquisition Price

Acquisition Price (Millions of Yen)	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Less than 1,000	14	10,731	5.4
1,000 - 2,500	37	63,193	32.0
2,500 - 5,000	15	52,233	26.5
5,000 - 7,500	9	51,183	25.9
7,500 - 10,000	2	19,750	10.0
Total	77	197,090	100.0

Note: "Ratio" refers to the percentage of the acquisition price by each category to the acquisition prices of the entire portfolio. Figures are rounded down to the nearest first decimal place.

Details of Investment Real Estate and Trust Real Estate

Type	Area	Property No.	Property Name	Total Floor Area (㎡) (Note1)	Type of Structure (Note2)	Completion Date (Note3)	PML Percentage (%)
Office Buildings	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	8,346.83	RC B2F9	August1962	13.06
		A-37	KDX Ochanomizu Building	7,720.08	SRC B1F7	August1982	2.97
		A-32	KDX Shiba-Daimon Building	7,824.03	SRC B1F9	July 1986	7.60
		A-13	KDX Kojimachi Building	5,323.81	SRC B2F9	May 1994	3.60
		A-1	KDX Nihonbashi 313 Building	8,613.09	SRC B2F9	April 1974	9.50
		A-16	Toshin-24 Building	8,483.17	SRC B1F8	September 1984	8.75
		A-2	KDX Hirakawacho Building	8,002.97	SRC B3F10	March 1988	7.25
		A-17	Ebisu East 438 Building	4,394.58	SRC B1F7	January 1992	4.16
		A-3	Higashi-Kayabacho Yuraku Building	5,916.48	SRC B1F9	January 1987	7.01
		A-39	KDX Toranomon Building	2,277.38	SRC B1F9	April 1988	8.07
		A-30	KDX Nishi-Gotanda Building	5,192.87	SRC B1F8	November 1992	8.28
		A-4	KDX Hatchobori	4,800.43	SRC·RC B1F8	June 1993	6.42
		A-18	KDX Omori Building	7,334.77	RC·SRC B1F9	October 1990	0.71
		A-19	KDX Hamamatsucho Building	3,592.38	S F9	September 1999	6.13
		A-29	KDX Higashi-Shinjuku Building	7,885.40	SRC B1F9	January 1990	3.63
		A-20	KDX Kayabacho Building	3,804.86	SRC F8	October 1987	7.90
		A-21	KDX Shinbashi Building	3,960.22	SRC·S B1F8	February 1992	6.84
		A-5	KDX Nakano-Sakaue Building	6,399.42	SRC B1F11	August 1992	5.20
		A-22	KDX Shin-Yokohama Building	6,180.51	S B1F9	September 1990	10.36
		A-6	Harajuku F.F. Building	3,812.44	SRC F11	November 1985	5.66
		A-27	KDX Kajicho Building	3,147.70	SRC B1F8	March 1990	6.05

	A-15	KDX Hamacho Building	4,133.47	SRC B2F10	September 1993	6.76
	A-41	KDX Shinjuku 286 Building	3,432.04	SRC·RC B1F9	August 1989	8.71
	A-7	FIK Minami Aoyama	1,926.98	SRC B1F9	November 1988	4.92
	A-14	KDX Funabashi Building	5,970.12	SRC B1F8	April 1989	2.76
	A-33	KDX Okachimachi Building	1,882.00	S F10	June 1988	2.23
	A-8	Kanda Kihara Building	2,393.94	SRC·RC·S B1F8	May 1993	7.77
	A-23	KDX Yotsuya Building	3,329.68	RC B2F4	October 1989	9.79
	A-9	KDX Shinjuku-Gyoen Building	2,594.88	S·SRC F9	June 1992	6.05
	A-26	KDX Kiba Building	2,820.64	RC F5	October 1992	7.79
	A-38	KDX Nishi-Shinjuku Building	2,017.63	RC F5	October 1992	9.02
	A-31	KDX Monzen-Nakacho Building	2,668.91	SRC F8	September 1986	5.72
	A-34	KDX Hon-Atsugi Building	3,603.63	SRC F8	May 1995	11.12
	A-35	KDX Hachioji Building	2,821.21	SRC F9	December 1985	13.00
	A-28	KDX Nogizaka Building	1,695.07	RC B1F5	May 1991	9.48
	A-10	KDX Koishikawa Building	1,866.58	SRC B1F9	October 1992	9.32
Other Regional Areas	A-12	Portus Center Building	79,827.08	SRC·S B2F25	September 1993	3.48
	A-42	Karasuma Building	12,632.68	SRC B1F8	October 1982	8.37
	A-43	KDX Hakata Building	6,537.33	SRC F9	July 1982	1.84
	A-44	KDX Sendai Building	5,918.30	SRC B1F10	February 1984	1.93
	A-24	KDX Minami Semba Dai-1 Building	4,236.59	SRC·RC·S B1F9	March 1993	9.04
	A-25	KDX Minami Semba Dai-2 Building	3,315.93	SRC·S B1F9	September 1993	10.59
	A-11	Hakata-Ekimae Dai-2 Building	4,846.01	SRC F9	September 1984	1.06
	A-36	KDX Niigata Building	6,810.29	RC B2F13	July 1983	4.39

				Total of 44 Office Buildings	290,294.41	—	Avg. of 20.8 yrs	—
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	18,115.39	SRC B1F10	January 2004	9.88
		B-20	Regalo Ochanomizu I&II	4,843.27	①RC B1F10 ②RC F11	①January 2006 ②February 2006	8.30
		B-1	Storia Sirokane	5,750.05	SRC·S B2F13	February 2003	4.74
		B-2	Tre di Casa Minami Aoyama	1,986.44	RC B1F6	February 2004	8.49
		B-21	Regalo Shiba-Kouen	2,786.98	RC F13	November 2005	6.97
		B-3	Court Mejiro	3,326.07	RC B1F3	March 1997	7.11
		B-4	Apartments Motoazabu	1,685.14	RC F11	January 2004	8.84
		B-5	Apartments Wakamatsu Kawada	1,858.51	RC F12	February 2004	7.61
		B-22	Chigasaki Socie Ni-bankan	3,821.74	RC F8	January 1991	14.52
		B-6	Court Nihonbashi-Hakozaki	1,727.96	SRC F12	February 2004	7.34
		B-23	Court Nishi-Shinjuku	1,669.33	RC F8	October 2005	5.74
		B-7	Side Denenchofu	2,433.52	RC F6	February 1997	8.86
		B-34	Gradito Kawaguchi	1,705.38	RC F12	February 2006	6.46
		B-8	S-court Yokohama-Kannai II	1,738.71	RC F11	March 2003	13.60
		B-24	Regalo Komazawa-Kouen	1,262.00	RC F8	February 2006	5.43
		B-9	Court Motoasakusa	1,585.65	SRC F13	January 2005	6.01
		B-25	Court Shin-Okachimachi	1,494.55	RC F11	October 2005	4.09
		B-11	Bloom Omotesando	699.14	RC B1F3	March 2003	8.47
		B-13	Human Heim Okachimachi	1,444.25	SRC F14	December 2004	6.01
		B-26	Primo Regalo Kagurazaka	1,007.54	RC F8	January 2006	4.83
		B-27	Primo Regalo Youga	1,213.20	RC F8	December 2005	8.41
		B-28	Court Shimouma	880.18	RC F6	October 2005	9.70

	Other Regional Areas	B-29	Ashiya Royal Homes	5,015.67	RC F5	June 1991	11.56
		B-18	Venus Hibarigaoka	14,976.25	①RC F6 ②RC F5 ③RC F6	March 1989	5.19
		B-30	Regalo Ibaraki I&II	6,445.92	①RC F4 ②RC B1F7	①May 1991 ②March 1993	8.26
		B-31	Collection Higashi-Sakura	2,931.65	RC F14	March 2006	10.73
		B-32	Renaissance 21 Hirao Jousui-machi	2,643.36	RC F5	October 2005	2.69
		B-33	Montore Nishikouen Bay Court	2,772.49	RC F10	February 2006	4.41
		B-16	Abreast Hara	1,563.47	SRC F11	February 2000	13.57
		B-17	Abreast Hirabari	1,867.75	RC F7	March 2000	14.12
Total of 30 Residential Properties				101,251.56	—	Avg. of 5.6yrs	—
Central Urban Retail Properties	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	6,302.58	SRC·RC·S B2F7	March 2005	8.02
		C-2	KDX Yoyogi Building	1,269.06	SRC F8	August 1991	8.17
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	1,445.02	S F4	November 2005	2.12
Total of 3 Central Urban Retail Properties				9,016.66	—	Avg. of 4.4 yrs	—
Total of 77 properties				400,562.63	—	Avg. of 16.2 yrs	5.26 (Note4)

Notes:

1. Total floor area is based on figures recorded in the land register and does not include related structures. The total floor area for the entire buildings is reported for compartmentalized ownership.
2. Type of structure data is based on data recorded in the land register. The following abbreviations are used to report data relating to structure and the number of floors:
   SRC: Steel-Reinforced Concrete; RC: Reinforced Concrete; S: Steel Frame; B: Below Ground Level; F: Above Ground Level.
   For example: B2F9: Two floors below ground level and nine floors above ground level.
3. Completion date is the date of construction completion recorded in the land register. Average age subtotal and total data is calculated using the weighted-average based on acquisition prices as of October 31, 2007.
4. Probable Maximum Loss (PML) data is based on a survey provided by Sompo Japan Risk Management, Inc. as of September 2007.

Disclaimer

This financial report includes translations of certain documents originally filed and made available in Japan in accordance with the Securities and Exchange Law of Japan. This English language financial report was prepared solely for the convenience of readers outside Japan and is not intended to constitute a document for an offer to sell, or seeking an offer to buy, any securities of Kenedix Realty Investment Corporation. English terms for Japanese legal, accounting, tax, and business concepts used herein may not be precisely identical to the concept of the equivalent Japanese terms. With respect to any and all terms herein, including without limitation, financial statements, if there exist any discrepancies in the meaning or interpretation thereof between the original Japanese documents and English translation contained herein, the original Japanese documents will always govern the meaning and interpretation.

None of Kenedix Realty Investment Corporation, Kenedix REIT Management, Inc. or any of their respective directors, officers, employees, partners, unitholders, agents, affiliates or their advisors will be responsible or liable for the completeness, appropriateness, or accuracy of English translations or the selection of the portion(s) of any document(s) translated into English.

The financial statements of Kenedix Realty Investment Corporation have been prepared in accordance with generally accepted accounting principles in Japan "Japanese GAAP", which may materially differ in certain respects from generally accepted accounting principles in other jurisdictions.

This financial report contains forward-looking statements. These statements appear in a number of places in this financial report and include statements regarding the intent, belief, or current and future expectations of Kenedix Realty Investment Corporation or Kenedix REIT Management, Inc. with respect to its business, financial condition and results of operations. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or the negative of these terms or other similar terminology. These statements are not guarantees of future performance and are subject to various risks and uncertainties. Actual results, performance or achievements, or those of the industries in which we operate, may differ materially from any future results, performance or achievements expressed or implied by these forward looking statements. In addition, these forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise and involve known and unknown risks and uncertainties. Accordingly, readers of this document should not interpret the forward-looking statements included herein as predictions or representations of future events or circumstances.

Potential risks and uncertainties also include those identified and discussed in this document. Given these risks and uncertainties, readers of this document are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of information produced herein. We disclaim any obligation to update or, except in the limited circumstances required by Tokyo Stock Exchange, announce publicly any revisions to any of the forward-looking statements contained in this document.



Translation Purpose Only

December 11, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division

Notice Concerning (Planned) Commitment Line Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision to establish a commitment line based on a proposal it received for the establishment of such commitment line.

1. Overview of Proposal for Establishment of Commitment Line

On December 7, 2007, the Investment Corporation received from Citibank Japan Ltd. ("Citibank") a proposal for the establishment of a commitment line as outlined in 2. below ("the Proposal").

Upon consideration of the details of the Proposal, the Investment Corporation deemed the Proposal to be significant for securing flexible and stable means to raise capital. Consequently, the Investment Corporation decided to establish a commitment line based on the Proposal.

2. Details of Proposed Commitment Line Agreement

(1)	Lender	:	Citibank Japan Ltd.
(2)	Amount	:	¥2,500 million
(3)	Interest Rate	:	The interest rate shall be calculated based on the three-month yen TIBOR +0.35%. (Planned)
(4)	Commitment Period	:	January 11, 2008 through January 8, 2009 (including the stated dates) (Planned)
(5)	Debt Financing Period	:	Maximum period up to 364 days
(6)	Collateral	:	Unsecured, Unguaranteed
(7)	Use of Funds	:	Funds shall be used to support the acquisition of real estate or trust beneficiary interests in real estate, to repay debts and payment of associated cost including brokerage fees and taxes.
(8)	Agreement Date	:	January 11, 2008 (Planned)

This notice shall not be deemed to imply that the Investment Corporation has concluded a commitment line agreement, nor shall it be deemed to imply that Citibank has assumed an obligation to conclude a commitment line agreement.

This notice is the English translation of the Japanese announcement on our Web site released on December 11, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

December 11, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Revisions to Operating Forecasts for the Fiscal Period Ending April 30, 2008

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced a revised operating forecast for the sixth fiscal period (November 1, 2007 to April 30, 2008) which was previously announced on October 26, 2007. Details are provided as follows.

1. Reasons for Revisions and Announcement

The Investment Corporation has made a decision to sell 23 residential properties and newly acquire 9 office buildings, mentioned in the press releases "Notice Concerning the Sales of Properties (Conclusion of Agreement) (Total of 23 Residential Properties)" and "Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Total of 9 Office Buildings)" on December 11, 2007. Accordingly, the Investment Corporation decided to review the preconditions and assumptions that support forecasts for the sixth fiscal period ending April 30, 2008, relating to rental business revenues, operating expenses and non-operating expenses, and to announce revised forecasts.

2. Revised Forecasts for the Sixth Fiscal Period Ending April 30, 2008 (November 1, 2007 to April 30, 2008)

(Millions of yen unless otherwise stated)

	Operating Revenues	Ordinary Income	Net Income	Distribution per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
Previous Forecast (A)	7,377	2,828	2,827	14,100	—
Revised Forecast (B)	7,935	3,288	3,287	16,400	—
Net Change (B-A)	558	460	460	2,300	—
Change (%)	7.6	16.3	16.3	16.3	—

[Reference]
Forecasted number of investment units issued and outstandings as of April 30, 2008: 200,000 units (unchanged from the previous fiscal period)



[Explanatory Notes]

1. Forecast figures are calculated based on the "Preconditions and Assumptions for the Fiscal Periods Ending April 30, 2007" (separate document attached) as of the date of this release. Readers are advised that actual operating revenues ordinary income, net income and distributions per unit may differ significantly from forecasts due to a variety of reasons including the future acquisition or sale of real estate and changes in the Investment Corporation's operating environment including the real estate market. Accordingly, the Investment Corporation does not guarantee payment of the forecasted distribution per unit.
2. In the event that significant changes to the aforementioned forecasts are expected, the Investment Corporation may revise its forecasts.
3. Figures are rounded down.


KENEDIX
Realty Investment Corporation

[Attachment]

Preconditions and Assumptions for the Fiscal Period Ending April 30, 2008

	Preconditions and Assumptions
Calculation Period	• The sixth fiscal period: November 1, 2007 to April 30, 2008 (182 days)
Property Portfolio	• Forecasts for the fiscal period ending April 30, 2008 are based on a property portfolio totaling 77 properties held as of December 11, 2007 up to January 31, 2008. Taking into account the change in the number of properties resulting from a reciprocal purchase and sale (newly purchase 9 office buildings and sell 23 residential properties), the portfolio is assumed to have 63 properties as of February 1, 2008. • The property portfolio may change due to a variety of factors.
Operating Revenues	• Rental revenues are estimated based on historic performance and a variety of factors including each property's competitive standing and market and other conditions. • For the sixth fiscal period, the Investment Corporation is anticipating a gain on the sale of 23 residential properties planned on February 1, 2008 totaling ¥496 million.
Operating Expenses	• Property expenses other than depreciation are based on historic expenses, adjusted to reflect the variable nature of expenses. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. • Repairs, maintenance and renovation expenses are estimated based on the Asset Management Company budgeted amounts for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the fiscal period ending April 30, 2008, approximately amounts of ¥1,415 million has been estimated for depreciation expense.
Non-Operating Expenses	• Amounts for interest payable and investment corporation bond interest of ¥587 million has been forecasted for the fiscal period ending April 30, 2008.
Debt Financing and Investment Corporation Bonds	• Forecasts are based on a total balance of borrowings of ¥63,500 million and total balance of investment corporation bonds of ¥12,000 million as of December 11, 2007. Forecasts are also based on the assumption that the balance of borrowings and investment corporation bonds shall remain unchanged in the sixth fiscal period.
Investment Units Issued and Outstanding	• The number of investment units issued and outstanding as of December 11, 2007 is 200,000 units. Forecasts are based on the assumption that the number of investment units issued and outstanding shall remain unchanged for the sixth fiscal period.
Distributions per Unit	• Distributions per unit of amounts less than ¥1 are omitted. Calculations are based on a 100% distribution of unappropriated retained earnings.
Distributions in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	• Forecasts are based on the assumption that any revisions to regulatory requirements, taxation, accounting standards, public listing regulations or requirements of the Investment Trusts Association, Japan will not impact forecast figures. • Forecasts are based on the assumption that there will be no major unforeseen changes to economic trends and in real estate and other markets.


BEST INVEST
KENEDIX
Realty Investment Corporation

Translation Purpose Only

December 11, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Total of 9 Office Buildings)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on December 11, 2007 to conclude the agreement to acquire nine office buildings. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Trust beneficiary interests in real estate (Total of 6 office buildings) Real estate (Total of 3 office buildings)
(2)	Property Name	:	Details are provided as follows. Each aforementioned building shall hereafter be referred to as "the Property" or collectively,the "nine Properties.
(3)	Acquisition Price	:	Total for 9 properties is ¥31,980,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	December 11, 2007
(5)	Scheduled Date of Acquisition	:	February 1, 2008
(6)	Acquisition Funds	:	The proceeds from sales of 23 residential properties and cash on hand. For further details, please refer to the press release "Notice Concerning Sales of Properties (Conclusion of Agreements) (Total of 23 Residential Properties)," dated December 11, 2007.
(7)	Settlement Method	:	Payment in full on settlement
(8)	Terms of Transaction	:	The entry into force of the obligation to pay each of the sellers of the nine Properties the payment for acquisition of the nine Properties shall be subject to the Investment Corporation receiving the proceeds from sales of 23 residential properties from the counterparty to the sales of residential properties mentioned in (6) above.



<Anticipated Acquisition>

Type of Acquisition	Property Name	Acquisition Price (Millions in Yen)	Seller	Source of Acquisition
Trust beneficiary interests in real estate	Hiei Kudan-Kita Building	7,600	Y.K. KWO Fourth	Support-line
Trust beneficiary interests in real estate	KDX Shin-Yokohama 381 Building	4,700	Y.K. KRF11	Support-line
Real estate	KDX Kawasaki-Ekimae Hon-cho Building (Note 2)	3,760	Y.K. KRF11	Support-line
Trust beneficiary interests in real estate	Nissou Dai-17 Building	2,710	Y.K. KRF11	Own (WH)
Trust beneficiary interests in real estate	Ikejiri-Oohashi Building	2,400	Y.K. KRF11	Support-line
Trust beneficiary interests in real estate	KDX Hamacho Nakanohashi Building (Note 2)	2,310	Y.K. KRF11	Support-line
Real estate	KDX Kanada Misaki-cho Building (Note 2)	1,380	Y.K. KRF11	Own (WH)
Real estate	KDX Hakata-Minami Building	4,900	Y.K. Cistern Capital	Support-line
Trust beneficiary interests in real estate	KDX Kitahama Building (Note 2)	2,220	Y.K. KRF1	Support-line
Total of 9 Office Buildings		31,980		

Notes:

1. Source of acquisitions are classified as follows:

   Own (WH): Acquisition through the original network of Kenedix REIT Management, Inc. ("the Asset Management Company"), pre-acquired and temporarily owned by the Kenedix Group of Properties

   Support: Acquisitions through the support-line agreement with the Kenedix Group

2. The current name of the "KDX Kawasaki-Ekimae Hon-cho Building" is the "Dai-46 Kowa Building," "KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building," "KDX Kanda Misaki-cho Building" is the "Misaki-cho MMK Building," and "KDX Kitahama Building" is the "Doshou Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.

2. Reason for Acquisition

The acquisition of the nine Properties are made to raise the investment ratio of office buildings in the overall portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.
In addition, the Investment Corporation decided to sell, 23 residential properties out of the 30 residential properties in its portfolio as of December 11, 2007, on the same date as the acquisition of the nine Properties. For further details, please refer to the press release "Notice Concerning Sales of Properties (Conclusion of Agreements) (Total of 23 Residential Properties)," dated December 11, 2007.



3. Property Details

Hiei Kudan-Kita Building

Property Name		Hiei Kudan-Kita Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		December 26, 2001 to April 30, 2014
Current Owner / Acquisition Date (Note 1)		Y.K. KWO Fourth (i) September 17, 2004 Each compartmentalized ownership portion related to the first basement floor, and first to tenth floors. However, this excludes the compartmentalized ownership portion additionally acquired by the present owner on that day or after as outlined in (ii)-(iv) below. (ii) March 3, 2005 Compartmentalized ownership portion related to the first floor. (iii) April 15, 2005 Compartmentalized ownership portion related to the first floor. (iv) June 23, 2005 Compartmentalized ownership portion related to the sixth floor.
Previous Owner / Acquisition Date (Note 1)		(i)Y.K. KDX 1 April 13, 2004 The compartmentalized ownership portion entered (i) of the above "current owner." (ii) One individual April 22, 1988 The compartmentalized ownership portion entered (ii) of the above "current owner." (iii) Two individuals (co owners) April 13, 1988 The compartmentalized ownership portion entered (iii) of the above "current owner." (iv) One individual May 2, 2005 The compartmentalized ownership portion entered (iv) of the above "current owner."
Location (Address)		4-1-3 Kudan-kita, Chiyoda-ku, Tokyo
Usage		Retail Shops, Office room, Parking, Storage, Offices (Note 2)
Type of Structure		Flat-roofed, steel-frame reinforced concrete・reinforced concrete structure; one underground and thirteen above-ground floors (Note 3)
Site Area	Land	1,844.83 m² (Note 4)
	Building	11,425.31 m² (Note 3)
Type of Ownership	Land	Proprietary ownership (portion of co-ownership based on site area : 85.46%)
	Building	Compartmentalized ownership (Note 5)
Completion Date		March 24, 1988
Architect		Kabushikigaisha Ko Kenchiku Sekkei Jimusho



Construction Company		Tobishima Corporation
Construction Confirmation Authority		Tokyo
Probable Maximum Loss		3.14%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥7,600,000,000
Appraisal	Appraisal Value	¥7,910,000,000
	Base Date for Appraisal	November 30, 2007
	Appraiser	Daiwa Real Estate Appraisal Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		16 (As of November 30, 2007. The same applies below.)
Total Leasable Floor Area		6,902.72 ㎡
Total Leased Floor Area		6,902.72 ㎡ (Note 5)
Occupancy Ratio		100.0% (Note 5)
Monthly Rental Income (Excluding Consumption Tax)		¥42,994,606 (Note 6)
Security and Guarantee Deposit		¥415,222,143 (Note 6)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	(1) In correlation with the removal of the lifting pump in the water receiving tank of the basement of the Property and new establishment of said pump outside of the tank, said section now has a condition that is recognized as the machinery room. An agreement has been reached, however, that the seller of the Property will assume responsibility to take corrective measures for said status by the time of settlement date and related costs. (2) A steel roof has presently been built between the elevated parking structure in the basement of the Property and the building frame, but a construction confirmation has not been obtained for this addition. An agreement has been reached, however, that the seller of the Property will assume responsibility to take corrective measures for said status by the time of settlement date and related costs. (3) A part of the boundaries between the Property and adjacent land has not been confirmed with the other owners as witnesses and settled in writing. An agreement has been reached, however, that the seller of the Property will assume responsibility for the settlement of the boundary and related costs. (4) In accordance with the Chiyoda Ward Basic Housing District Ordinance, enacted after the completion date of the building, the Property's intended use will revert to the existing status of "nonapproval." (In the case of properties with lot sizes of 500m^2 or more and total floor areas of 3,000m^2 or more in commercial districts, the floor area attributable to 50% or more of the lot area must be devoted to housing purposes).	
Other	1. The entire tower including the Property has four compartments under compartmentalized ownership besides the compartmentalized ownership compartments indicated in (i) to (iv) above. These compartments are parts of the fifth and sixth floors and residential parts of the eleventh floor that are owned by other compartmentalized owners (eight individuals). 2. The building is subject to compartmentalized ownership. Usage is recorded for respective owners. 3. The type of structure and total floor area for the entire building.	



	4. The total site area (include co ownership area) is for the entire building. 5. Of the total compartmentalized ownership portion of the entire building of 8,101.31 m² (excluding the common use area), the Investment Corporation exclusive compartmentalized ownership portion totals 6,922.37 m² (approximately 85.44%). 6. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts. In addition, the offices on the eighth floor (approximately 324 square meters, 98 tsubo) are planned to vacate on May 6, 2008.
Characteristics of the Property	(1) Area The Ichigaya area, where the Property is located, thrives as a business and commercial district from years ago with many samurai houses lining the streets. The environment combines the energy of a thriving district with history and character. The Property is two minutes on foot from Ichigaya Station on the Shinjuku Subway Line and six minutes on foot from Ichigaya Station on the JR Chuo and Sobu Lines, Nanboku Line and Yurakucho Line. Additionally, it boasts convenience and strong visibility as it is located along Yasukuni Dori, which are concentrated with office buildings. (2) Building The leased floor area on the typical floor is about 813m² and floors can be rented as both as a whole or in parts. The building offers a number of highly attractive features for tenants, including individual air conditioning systems, mechanical security systems, OA floors (portion) and parking space for 38 vehicles. (3) Tenants Currently, the Property are fully occupied with tenants, which include real estate, manufacturer, software production companies, and foundation, retail shop (1F), restaurant (B1). The Investment Coporation aims to maintain the occupancy ratio by fully exploiting the benefits of the Property's location.

KDX Shin-Yokohama 381 Building

Property Name		KDX Shin-Yokohama 381 Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		September 29, 2004 to November 30, 2016
Current Owner / Acquisition Date		Y.K. KRF 11 / November 30, 2006
Previous Owner / Acquisition Date		One corporation / June 15, 2006 (Note 1)
Location (Address)		3-8-11 Shin-Yokohama, Kouhoku-ku, Yokohama-shi, Kanagawa
Usage		Offices, Parking, Retail Shops
Type of Structure		Flat-roofed, steel-frame reinforced concrete structure; one underground and ten above-ground floors
Site Area	Land	911.24 m²
	Building	7,673.67 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		March 31, 1988
Architect		Azusa Sekkei Co. Ltd.
Construction Company		Hazama Corporation
Construction Confirmation Authority		Yokohama-shi, Kanagawa
Probable Maximum Loss		11.64%(SOMPO JAPAN RISK MANAGEMENT,INC)
Acquisition Price		¥4,700,000,000



Appraisal	Appraisal Value	¥4,700,000,000
	Base Date for Appraisal	November 20, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		23 (As of November 30, 2007. The same applies below.)
Total Leasable Floor Area		5,793.44 m²
Total Leased Floor Area		5,647.32 m² (Note 2)
Occupancy Ratio		97.5% (Note 2)
Monthly Rental Income (Excluding Consumption Tax)		¥21,951,917 (Note 3)
Security and Guarantee Deposit		¥245,724,208 (Note 3)
Forecast Net Operating Income		Please refer to Reference Material 2.

Special Considerations	None
Other	Notes: 1. Previous owner has not granted approval to disclose an interest, this is not disclosed. 2. The offices on the second floor (approximately 166 square meters, 50 tsubo) are planned to vacate on May 31, 2008 and the offices on the third floor (approximately 66 square meters, 20 tsubo) are planned to vacate on February 2, 2008. In addition, a new rental agreement has been concluded on November 22, 2007 for the currently vacant third floor, with occupancy expected to begin from February 17, 2008. 3. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.
Characteristics of the Property	(1) Area The Property is located at a highly recognizable location near the intersection of Arena Dori and Icho Dori, which is six minutes on foot from Shin-Yokohama Station on the JR Yokohama Line, Tokaido Shinkansen and Yokohama Municipal Subway. The area enjoys excellent access in all directions via the railway and road networks and an office district with many Japanese and overseas companies have formed due to the excellent surrounding environment created by the redistricting of land. (2) Building The typical floor as a leased floor area is about 613m² and the floors are designed as it can be partitioned to handle large and small sized floor demand. The building offers a number of highly attractive features for tenants, including individual air-conditioning systems, OA floors (portion) and parking space for 44 vehicles. (3) Tenants Currently, the Property is occupied with tenants including machine and electric goods manufacturers, IT and foreign companies. In light of its floor design that can be applicable for use by multiple tenants, the Investment Corporation expects the Property to continue to generate stable operating revenues.



KDX Kawasaki-Ekimae Hon-cho Building

Property Name		KDX Kawasaki-Ekimae Hon-cho Building
Type of Specified Asset		Real estate
Trustee		Y.K. KRF 11 / October 26, 2007
Trust Term		Kowa Real Estate Co., Ltd. / January 24, 2006
Current Owner / Acquisition Date		25-1 Kawasaki-ku Ekimae Hon-cho, Kawasaki-shi, Kanagawa
Previous Owner / Acquisition Date		Offices
Location (Address)		Flat-roofed steel-reinforced concrete structure; one underground and nine above-ground floors
Site Area	Land	1,968.13 m²
	Building	7,420.87 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		February 27, 1985
Architect		Kabushikigaisha Nihon Sekkei Jimusho (current Nihon Sekkei, Inc.)
Construction Company		Obayashi Corporation, other
Construction Confirmation Authority		Kawasaki-shi, Kanagawa
Probable Maximum Loss		8.34%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥3,760,000,000
Appraisal	Appraisal Value	¥3,760,000,000
	Base Date for Appraisal	November 20, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		1 (As of November 30, 2007. The same applies below.)
Total Leasable Floor Area		5,124.98 m²
Total Leased Floor Area		5,124.98 m²
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Consumption Tax)		- (Note 1)
Security and Guarantee Deposit		- (Note 1)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	(1) All of the boundaries of this property were verified in 1983, but portion of the on-site boundary indicators have been lost. Currently, the recovery of boundary indicators is proceeding at the responsibility and related costs of the seller. (2) The steel beams supporting the ceiling in the administrative rooms of each floor, parking and such of the building have been sprayed with fire-proofing material that contains asbestos. According to the Report on Study of Construction Materials containing Asbestos (October 5 and December 4, 2007) obtained by the Investment Corporation from Sumitomo Mitsui Construction Co., Ltd., which studied a site sample, "There are no signs of deterioration from aging, damage or such of the sprayed material as of this point, and there were no signs of asbestos in the air during the environmental measurement of air inside the building conducted in May 2007 (0.5f/L or less). Therefore, there is no need	



	presently to remove, seal or enclose the asbestos and there is no particular problem with present use." The Investment Corporation will periodically confirm the condition of the sprayed materials and measure the air environment and continue with appropriate management of this condition. (3) According to the Soil Environment Study (Phase II) conducted by Geo Front Kabushikigaisha in October 2007, two of the five locations bored by the company showed that near the surface there were concentrations of lead, total mercury and arsenic that exceeded environmental standard values designated by law. An agreement has been reached, however, that the seller of the Property will assume responsibility to remove said contaminated soil by the time of settlement date and related costs.
Other	Note: Previous owner has not granted approval to disclose monthly rental income and guarantee deposit information, this is not disclose.
Characteristics of the Property	(1) Area Kawasaki district, where the Property is located, is the second largest city in Kanagawa Prefecture after Yokohama district (population of approximately 1.37 million people as of November 1, 2007).The redevelopment around the Kawasaki Station and the government's efforts to attract companies, the attention towards the Kawasaki district is growing. The Property is located in the Ekimae Hon-cho area to the northeast of Kawasaki Station and is four minutes on foot from Keikyu Kawasaki Station on the Keihin Kyuko Line and eight minutes on foot from Kawasaki Station on the JR Tokaido Line, Keihin Tohoku Line and Nambu Line giving the Property excellent accessibility. (2) Building The Property is relatively large in size for a mid-sized office building. The leased office space on a typical floor is a approximately pillar free rectangular space of about 675m² and is highly attractive for the needs of tenants looking for particularly large office space. (3) Tenants The Property has been entirely occupied by a single tenant since the completion of the building. The Investment Corporation aims to maintain both revenue and the occupancy ratio by maintaining and improving property management levels.

Nissou Dai-17 Building

Property Name		Nissou Dai-17 Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Limited
Trust Term		October 31, 2006 to August 1, 2015
Current Owner / Acquisition Date		Y.K. KRF 11 / December 5, 2007
Previous Owner / Acquisition Date		Nisso Building / October 31, 2006
Location (Address)		2-14-30 Shin-Yokohama, Kohoku-ku, Yokohama-shi, Kanagawa
Usage		Offices, Parking
Type of Structure		Flat-roofed steel-reinforced concrete structure; one underground and eight above-ground floors
Site Area	Land	629.00 m²
	Building	4,016.61 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		July 31, 1991
Architect		Nikken Sekkei Ltd.



Construction Company		Haseko Corporation
Construction Confirmation Authority		Yokohama-shi, Kanagawa
Probable Maximum Loss		13.23% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,710,000,000
Appraisal	Appraisal Value	¥2,300,000,000
	Base Date for Appraisal	November 20, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		7 (As of November 30, 2007. The same applies below.)
Total Leasable Floor Area		2,740.07 m²
Total Leased Floor Area		2,740.07 m²
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Consumption Tax)		¥11,829,490 (Note 1)
Security and Guarantee Deposit		¥85,576,000 (Note 1)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Note: Monthly rental income and guarantee deposit information is exclusive of advertising amounts, parking facility amounts and other expenses.	
Characteristics of the Property	(1) Area The Property is located in a highly visible area near the intersection of Shin-Yokohama Chuo Dori and Renga Dori, fives minute on foot from Shin-Yokohama Station on the JR Yokohama Line, Tokaido Shinkansen and Yokohama Municipal Subway. The area enjoys excellent access in all directions via the railway and road networks and an office district with many Japanese and overseas companies has formed due to the excellent surrounding environment created by the redistricting of land. (2) Building In 2007 individual air conditioning systems were installed and a large-scale renovation of common areas (elevator halls, restrooms, kitchen areas for each floor) was conducted, making the property competitive in the area. The typical floor has leased floor area of approximately 363m² and the structure is such that a variety of demands for floor area can be met. (3) Tenants Currently, the Property are fully occupied with tenants, which include transportation, life insurance, automobile importing and sale companies, and travel agencies, semiconductors. The Investment Coporation aims to maintain and improve the revenue by fully exploiting the benefits of the Property`s location, facility and specifications.	

Ikejiri-Oohashi Building

Property Name	Ikejiri-Oohashi Building
Type of Specified Asset	Trust beneficiary interest in real estate
Trustee	Mitsubishi UFJ Trust and Banking Corporation



Trust Term		February 25, 2004 to November 30, 2016
Current Owner / Acquisition Date		Y.K. KRF 11 / November 30, 2006
Previous Owner / Acquisition Date		One coporation / June 15, 2004 (Note 1)
Location (Address)		1-6-2 Oohashi, Meguro-ku, Tokyo
Usage		Offices
Type of Structure		Flat-roofed steel-reinforced structure; two underground and nine above ground floors
Site Area	Land	834.79 m²
	Building	3,482.96 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		September 26, 1988
Architect		Tokyu Arshitects & Engineers Inc.
Construction Company		Tokyu Construction
Construction Confirmation Authority		Meguro-ku, Tokyo
Probable Maximum Loss		3.02%(SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,400,000,000
Appraisal	Appraisal Value	¥2,450,000,000
	Base Date for Appraisal	November 20, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		6 (As of November 30, 2007. The same applies below.)
Total Leasable Floor Area		2,449.13 m²
Total Leased Floor Area		1,759.44 m² (Note 2)
Occupancy Ratio		71.8% (Note 2)
Monthly Rental Income (Excluding Consumption Tax)		¥8,122,060 (Note 3)
Security and Guarantee Deposit		¥73,461,400 (Note 3)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Notes: 1. Previous owner has not granted approval to disclose an interest, this is not disclosed. 2. A new rental agreement has been concluded on November 30, 2007 for the currently vacant second floor, with occupancy expected to begin from February 1, 2008. 3. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	
Characteristics of the Property	(1) Area The Property is a highly visible office building facing Yamate Dori located approximately six minutes on foot from Ikejiri Ohashi Station on the Tokyu Denentoshi Line. Due to the close proximity to Shibuya and Ebisu, it is a district where there is strong demand particularly from apparel companies and design offices. Recently, demand from the IT sector and game-related software sector are increasing as well.	



	(2) Buildings The lease area of the typical floor is approximately 213m² and the size fits tenant demand within the area. The leased space has an easy to use rectangular shape and tenant needs are also satisfied by the facilities including individual air conditioning systems, mechanical facilities and parking space (37 vehicles). (3) Tenants Currently, the tenants include public institutions, IT-related companies, software developers. The Investment Corporation will make every effort to lease the remaining ninth floor following acquisition of the Property with the aim of improving and maintaining the revenue.

KDX Hamacho Nakanohashi Building

Property Name		KDX Hamacho Nakanohashi Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		December 19, 2003 to November 30, 2016
Current Owner / Acquisition Date		Y.K. KRF 11 / November 30, 2006
Previous Owner / Acquisition Date		One coporation / June 15, 2006 (Note 1)
Location (Address)		2-14-5 Nihombashi Kakigara-cho, Chuo-ku, Tokyo
Usage		Offices
Type of Structure		Steel-frame structure; nine above-ground floors
Site Area	Land	462.29 m²
	Building	3,280.41 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		September 30, 1988
Architect		Shimizu Corporation
Construction Company		Shimizu Corporation
Construction Confirmation Authority		Chuo-ku, Tokyo
Probable Maximum Loss		6.17% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,310,000,000
Appraisal	Appraisal Value	¥2,360,000,000
	Base Date for Appraisal	November 20, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		8 (As of November 30, 2007. The same applies below.)
Total Leasable Floor Area		2,245.69 m²
Total Leased Floor Area		2,245.69 m²
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Consumption Tax)		¥10,825,774 (Note 2)
Security and Guarantee Deposit		¥97,813,122 (Note 2)
Forecast Net Operating Income		Please refer to Reference Material 2.



Special Considerations	None
Other	Notes: 1. Previous owner has not granted approval to disclose an interest, this is not disclosed. 2. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.
Characteristics of the Property	(1) Area The Property is located approximately three minutes on foot from Suitengumae Station on the Tokyo Metro Hanzomon Line, on a corner lot facing Shin Ohashi Dori. In addition to excellent accessibility to key locations in central Tokyo via the subway, the property is also near the Hakozaki Junction of the Shuto Expressway and the Tokyo City Air Terminal (T-CAT) giving it excellent transit convenience. (2) Building The Property has strong facility levels for a mid-sized building including individual air conditioning systems and OA floors (portion). The typical floor also has a lease area of approximately 261m² and is an easy to layout shape consisting of an L-shape with no pillars. The specs provide a wide space with an open feel. (3) Tenants Currently, the Property are fully occupied with tenants, which include a cosmetics wholesaler, medical products retailer, software distributor. The Investment Corporation aims to maintain both revenue and the occupancy ratio by maintaining and improving property management levels.

KDX Kanda Misaki-cho Building

Property Name		KDX Kanada Misaki-cho Building
Type of Specified Asset		Real estate
Trustee		Y.K. KRF 11 / November 29, 2007
Trust Term		Individual / February 18, 1959 (Note 1)
Current Owner / Acquisition Date		3-6-12 Misaki-cho, Chiyoda-ku, Tokyo
Previous Owner / Acquisition Date		Offices
Location (Address)		Flat-roofed, steel-frame reinforced concrete structure; one underground and seven above-ground floors
Site Area	Land	314.54 m²
	Building	1,536.60 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 22, 1992
Architect		Maeda Corporation
Construction Company		Maeda Corporation
Construction Confirmation Authority		Chiyoda-ku, Tokyo
Probable Maximum Loss		9.41% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,380,000,000
Appraisal	Appraisal Value	¥1,380,000,000
	Base Date for Appraisal	November 20, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after		None



Acquisition	
Masterlease Company and Property Management Company after Acquisition	Kenedix Advisors Co., Ltd.
Number of End Tenants	8 (As of November 30, 2007. The same applies below.)
Total Leasable Floor Area	1,339.46 m²
Total Leased Floor Area	1,339.46 m² (Note 2)
Occupancy Ratio	100.0% (Note 2)
Monthly Rental Income (Excluding Consumption Tax)	¥6,083,465 (Note 3)
Security and Guarantee Deposit	¥44,587,540 (Note 3)
Forecast Net Operating Income	Please refer to Reference Material 2.
Special Considerations	None
Other	Notes: 1. The oldest property land acquisition date is shown. 2. The offices on the sixth floor (approximately 175 square meters, 53 tsubo) are planned to vacate on March 15, 2008. 3. Monthly rental income and guarantee deposit information is exclusive of advertising amounts and other revenues.
Characteristics of the Property	(1) Area The Property is approximately one minute on foot from Suidobashi Station on the JR Sobu Line, and three minutes on foot from Suidobashi Station on the Toei Mita Line. As Suidobashi Station affords excellent access to Tokyo, Otemachi and Shinjuku, there is much demand from smaller corporations and various vocational schools. (2) Building The typical floor has a lease floor area of approximately 175m² and the size satisfies tenant demand in the area. The lease space offers a number of features that fulfill tenants needs, including individual air conditioning systems, OA floors with 2.5m-high office ceiling. (3) Tenants Currently, all seven floors are fully occupied with tenants, including a golf school, vocational school, dentist and IT equipment distributor. The Property is expected to continue to enjoy demand from a variety of tenants due to the accessibility, grade of the building and comfortable size.

KDX Hakata-Minami Building

Property Name		KDX Hakata-Minami Building
Type of Specified Asset		Real estate
Trustee		Y.K. Cistern Capital / June 22, 2006
Trust Term		Sumitomo Life Insurance Company / July 31, 2000
Current Owner / Acquisition Date		1-3-11 Hakata-eki Minami, Hakata-ku, Fukuoka, Fukuoka
Previous Owner / Acquisition Date		Offices, Retail Shops, Parking
Location (Address)		Flat-roofed, steel-frame reinforced concrete structure; one underground and nine above-ground floors
Site Area	Land	1,826.25 m²
	Building	13,238.16 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership



Completion Date		June 13, 1973
Architect		Takenaka Corporation
Construction Company		Takenaka Corporation
Construction Confirmation Authority		Fukuoka, Fukuoka
Probable Maximum Loss		1.48% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥4,900,000,000
Appraisal	Appraisal Value	¥4,900,000,000
	Base Date for Appraisal	November 20, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		43 (As of November 30, 2007. The same applies below.)
Total Leasable Floor Area		10,196.83 ㎡
Total Leased Floor Area		9,605.20 ㎡
Occupancy Ratio		94.2%
Monthly Rental Income (Excluding Consumption Tax)		¥30,009,537 (Note 1)
Security and Guarantee Deposit		¥238,548,289 (Note 1)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations		(1) The building was constructed prior to the implementation of the new earthquake-resistance standards. However, Takenaka Corporation, the original designer and contractor, prepared an anti-earthquake retrofit plan in accordance with the Act for Promotion of the Earthquake Proof Retrofit of Buildings. After obtaining the evaluation document of Fukuoka Prefecture's Building Earthquake Resistance Valuation Committee on July 6, 2007, a certification was obtained from the Fukuoka City on August 10, 2007. This valuation and certification was followed by Takenaka Corporation conducting earthquake-resistant reinforcement construction based on the plan through October 2007, and its earthquake resistance has improved. (2) The following parts of the Property have used spray materials containing asbestos. (a) Basement: Machine room, power generation room, electrical room, oil tank room, and central monitoring room (b) Floors 1-9: Packaged rooms (c) Tower: Elevator machine room (d) Chimney With regards to (a)-(c), Takenaka Corporation conducted sealing work from April to May of 2006. As for the (d) portion, the seller of the Property will assume responsibility to conduct sealing work by the time of settlement date and related costs. (3) Due to the newly established Buildings Standards Law concerning volume-to-lot-ratio standards after the completion of the building, the Property's volume-to-lot-ratio exceeds the current standard is under incompetent at exsistence. (4) The construction completion inspection at the end of the construction has not been completed. Prior to sale of the Property the seller negotiated with Fukuoka City via Takenaka Corporation, the designer and contractor, and reached the decision that the construction confirmation application related to improvement of existing unqualified



	locations within buildings and partial expansion of the buildings. These were submitted with building drawings to Fukuoka City and a construction confirmation notice was received on June 12, 2007. Said work was completed in October 2007 and Fukuoka City issued the construction completion inspection certificate on October 29, 2007. (5) An agreement has been reached, that the seller of the Property will assume responsibility to upgrade three elevators by the time of settlement date and related costs.
Other	Note: Monthly rental income and guarantee deposit information is exclusive of advertisement amounts and parking facility amounts.
Characteristics of the Property	(1) Area The Property is located in an office district along Chikushi Dori approximately six minutes on foot from Hakata Station on the JR Kagoshima Line and Municipal Subway Airport Line. The area enjoys excellent access to Hakata Station and Fukuoka Airport, and the redevelopment of Hakata Station is also underway. It is an area where steady demand can be expected centered on sales offices of local companies and large companies. (2) Building The Property have either been completed or are underway of seismic strengthening work, renewal of the entire interior and exterior, upgrading of electric, air conditioning, water works and other facilities and upgrading of elevators. Thus the building boasts a high grade despite its age. The lease floor area of a typical floor is approximately 1,047m^2 and the design is such that each floor can be partitioned into many sections. Thus the building is such that it can meet tenant demands for a variety of large and small sizes. (3) Tenants Currently, the Property is occupied with tenants from a variety of business areas centering on branches of large corporations and their sales offices. The Investment Coporation aims to maintain the revenue by fully exploiting the benefits of the Property's location and size.

KDX Kitahama Building

Property Name		KDX Kitahama Building
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		August 31 2006 to August 1, 2015
Current Owner / Acquisition Date		Y.K. KRF 1 / August 31, 2006
Previous Owner / Acquisition Date		Biken Techno / July 26, 2006
Location (Address)		2-1-14 Hirano-cho, Chuo-ku, Osaka, Osaka
Usage		Offices, Storage, Parking
Type of Structure		Steel-frame structure; 10 above-ground floors
Site Area	Land	751.92 m² (Note 1)
	Building	4,652.96 m²
Type of Ownership	Land	Proprietary ownership / Leasehold rights (Note 1)
	Building	Proprietary ownership
Completion Date		July 8, 1994
Architect		Koshoan Co., Ltd.
Construction Company		Penta-Ocean Construction Co., Ltd.
Construction Confirmation Authority		Osaka, Osaka
Probable Maximum Loss		9.79% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥2,220,000,000
Appraisal	Appraisal Value	¥2,220,000,000



	Base Date for Appraisal	November 20, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		9 (As of November 30, 2007. The same applies below.)
Total Leasable Floor Area		3,993.00 m²
Total Leased Floor Area		3,516.40 m²
Occupancy Ratio		88.1%
Monthly Rental Income (Excluding Consumption Tax)		¥11,329,247 (Note 2)
Security and Guarantee Deposit		¥76,393,920 (Note 2)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Notes: 1. Areas of land applicable to leasehold are as follows: Location applicable to leasehold: 2-11-1 (a portion), 11-4, 11-5, 11-6 Hirano-cho, Osaka Area applicable to leasehold: 541.75 m^2 Owner of land with leasehold: Two individuals Leasehold term: Until July 25, 2038 Land rent: ¥805,000 / monthly In the future, if and when the property is sold, a transfer fee regulated in the land lease agreement must be paid to the owner of the land lease for said leashold land 2. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	
Characteristics of the Property	(1) Area The Property is located in an excellent office district with strong transit convenience only a three minutes on foot from Kitahama Station on the Osaka Municipal Subway Sakaisuji Line. The area has many offices concentrated concerning the head offices, branches and sales offices of various companies centered on the finance industry and pharmaceutical companies. (2) Building The leased floor area on the typical floor is approximately 430m² and floors can be rented as both as a whole or in parts. The building offers a number of highly attractive features for tenants, including individual air conditioning systems, OA floors, parking space (32 vehicles) and bicycle parking. (3) Tenants Currently, the Property is occupied with tenants, including a software developer, IT-related and consulting companies. The Investment Corporation will make every effort to lease the second, fifth and ninth floors following acquisition of the Property with the aim of raising and maintaining the revenue by conducting leasing activities that meet the qualities of the Property.	



4. Seller's Profile

Hiei Kudan-Kita Building

Company Name	Y.K. KWO Fourth
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Naoto Kasuya
Capital	¥3 million
Principal Shareholder	Yugen Sekinin Chukan Hojin KWO Fourth
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and a wholly owned subsidiary of a limited intermediary for the purpose of establishing a pension fund. Kenedix, Inc. currently makes investment in tokumei-kumiai (silent partnership) in relation to Y.K. KWO Fourth, making it a consolidated subsidiary of Kenedix, Inc. on the basis of effective control.
Relationship with the Investment Corporation	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company.
Special Considerations	None

*As of November 30, 2007

KDX Shin-Yokohama 381 Building, KDX Kawasaki-Ekimae Hon-cho Building, Nissou Dai-17 Building, Ikejiri-Oohashi Building, KDX Hamacho Nakanohashi Building, KDX Kanda Misaki-cho Building

Company Name	Y.K. KRF 11
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Mitsutaka Nakamura
Capital	¥3 million
Principal Shareholder	Kenedix, Inc.
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and real estate and a wholly owned subsidiary of Kenedix, Inc.
Relationship with the Investment Corporation	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company.
Special Considerations	None

*As of November 30, 2007

KDX Hakata-Minami Building

Company Name	Y.K. Cistern Capital
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Mitsutaka Nakamura
Capital	¥3 million
Principal Shareholder	Kenedix, Inc.



Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and real estate and a wholly owned subsidiary of Kenedix, Inc.
Relationship with the Investment Corporation	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company.
Special Considerations	None

*As of November 30, 2007

KDX Kitahama Building

Company Name	Y.K. KRF 1
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Mitsutaka Nakamura
Capital	¥3 million
Principal Shareholder	Kenedix, Inc.
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and real estate and a wholly owned subsidiary of Kenedix, Inc.
Relationship with the Investment Corporation	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company.
Special Considerations	None

*As of November 30, 2007

5. Acquirer's (Seller) Profile

Hiei Kudan-Kita Building

The Investment Corporation	Current Owner・Trust beneficiary	Previous Owner・Trust beneficiary	Ex-Previous Owner・Trust beneficiary
<Background・Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is below the appraisal price (¥7,910 millions) determined by Daiwa Real	<Company Name/ Relationship to Specified Interested Party> Y.K. KWO Fourth Please refer to above 4. Seller's Profile. <Background・Reasons for Acquisition> The Property was acquired for the aim of investment management.	<Company Name/ Relationship to Specified Interested Party> Y.K. KDX1 A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and real estate and a wholly owned subsidiary of Kenedix, Inc. A related company as defined under the internal regulations of the Asset	Excluding the specified interested party



Estate Appraisal Corporation.		Management Company and the Investment Trust Law <Background・Reasons for Acquisition> The Property was acquired for the aim of investment management. Four individuals Excluding the specified interested party	
<Acquisition Price> ¥7,600 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	—	—
<Planned Date of Acquisition> February 1, 2008	<Date of Acquisition> September 17, 2004	<Date of Acquisition> April 13, 2004	—

KDX Shin-Yokohama 381 Building

The Investment Corporation	Current Owner・Trust beneficiary	Previous Owner・Trust beneficiary
<Background・Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is equal to the appraisal price (¥4,700millions) determined by Japan Real Estate Institute.	<Company Name/ Relationship to Specified Interested Party> Y.K. KRF 11 Please refer to above 4. Seller's Profile. <Background・Reasons for Acquisition> The Property was acquired for the aim of investment management.	Excluding the specified interested party
<Acquisition Price> ¥4,700 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	—
<Planned Date of Acquisition> February 1, 2008	<Date of Acquisition> November 30, 2006	—



KDX Kawasaki-Ekimae Hon-cho Building

The Investment Corporation	Current Owner	Previous Owner
<Background・Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is equal to the appraisal price (¥3,760millions) determined by Japan Real Estate Institute.	<Company Name/ Relationship to Specified Interested Party> Y.K. KRF 11 Please refer to above 4. Seller's Profile. <Background・Reasons for Acquisition> The Property was acquired for the aim of investment management.	Excluding the specified interested party
<Acquisition Price> ¥3,760 millions (excluding tax)	<Acquisition Price> ¥3,330 millions (excluding tax)	—
<Planned Date of Acquisition> February 1, 2008	<Date of Acquisition> October 26, 2007	—

Nissou Dai-17 Building

The Investment Corporation	Current Owner・Trust beneficiary	Previous Owner・Trust beneficiary
<Background・Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. Recently, the warehousing request requirements, such as those indicated to the right, were satisfied and the decision was thus made for the Investment Corporation to acquire the Property. Although the acquisition price exceeds the Japan Real Estate Institute's appraisal value (¥2,300 million), the price has been determined to be appropriate in consideration of the completion of renovation work leading to the	<Company Name/ Relationship to Specified Interested Party> Y.K. KRF 11 Please refer to above 4. Seller's Profile. <Background・Reasons for Acquisition> The Property was acquired by said company at the discretion of the sponsor company Kenedix, Inc. based upon a warehousing request from the Asset Management Company. Key requirements of the warehousing request: ・Completion of the large-scale renovation work (common use areas, installation of individual air-conditioning systems in leasing spaces, etc.) initiated by the previous trust beneficiary is confirmed ・In line with when the previous trustee	Excluding the specified interested party



Property being able to maintain superiority in the market of the Shin-Yokohama area. In addition, the total acquisition price for all of the nine Properties, including this Property, is ¥31,980 million, which is equal to the total appraisal value for the nine Properties (¥31,980 million). The reciprocal purchase and sale, which takes the form of an arrangement involving the bulk transaction of several office buildings for several residential properties on a reciprocal basis, is determined to have adequate significance from the perspective of portfolio transactions.	would like to sell	
<Acquisition Price> ¥2,710 millions (excluding tax) Acquisition of the Property does not result in any brokerage fees, fees for setting up a special purpose company or other expenses being paid to specified interested parties.	<Acquisition Price> ¥2,490 millions (excluding tax) The current trust beneficiary separately incurred renovation expenses (about ¥210 million), real estate trust related fees and other expenses.	—
<Planned Date of Acquisition> February 1, 2008	<Date of Acquisition> December 5, 2007	—

Ikejiri-Oohashi Building

The Investment Corporation	Current Owner・Trust beneficiary	Previous Owner・Trust beneficiary
<Background・Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is below the appraisal price (¥2,450millions) determined by Japan Real Estate Institute.	<Company Name/ Relationship to Specified Interested Party> Y.K. KRF 11 Please refer to above 4. Seller's Profile. <Background・Reasons for Acquisition> The Property was acquired for the aim of investment management.	Excluding the specified interested party
<Acquisition Price> ¥2,400 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the	—



	current trust beneficiary has owned the Property for more than one year.	
<Planned Date of Acquisition> February 1, 2008	<Date of Acquisition> November 30, 2006	—

KDX Hamacho Nakanohashi Building

The Investment Corporation	Current Owner·Trust beneficiary	Previous Owner·Trust beneficiary
<Background·Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is below the appraisal price (¥2,360millions) determined by Japan Real Estate Institute.	<Company Name/ Relationship to Specified Interested Party> Y.K. KRF 11 Please refer to above 4. Seller's Profile. <Background·Reasons for Acquisition> The Property was acquired for the aim of investment management.	Excluding the specified interested party
<Acquisition Price> ¥2,310 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	—
<Planned Date of Acquisition> February 1, 2008	<Date of Acquisition> November 30, 2006	—

KDX Kanada Misaki-cho Building

The Investment Corporation	Current Owner	Previous Owner
<Background·Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. Recently, the warehousing request requirements, such as those indicated to the right, were satisfied and the decision was thus made for the Investment Corporation to acquire the Property.	<Company Name/ Relationship to Specified Interested Party> Y.K. KRF 11 Please refer to above 4. Seller's Profile. <Background·Reasons for Acquisition> The Property was acquired by said company at the discretion of the sponsor company Kenedix, Inc. based upon a warehousing request from the Asset Management Company. Key requirements of the warehousing request: · Work to determine the boundaries	Excluding the specified interested party



The acquisition price was determined to be appropriate, as it is equal to the appraisal price (¥1,380millions) determined by Japan Real Estate Institute.	with adjacent properties and adjacent roads are conducted • Work to make corrections in accordance with building related laws and regulations are conducted • In line with the previous owner's sales paperwork	
<Acquisition Price> ¥1,380 millions (excluding tax) Acquisition of the Property does not result in any brokerage fees, fees for setting up a special purpose company or other expenses being paid to specified interested parties.	<Acquisition Price> ¥1,320 millions (excluding tax) The current owner separately incurred brokerage fees for the purchase (about ¥39 million), real estate acquisition taxes, fees for registration of transfer of ownership and other expenses.	—
<Planned Date of Acquisition> February 1, 2008	<Date of Acquisition> November 29, 2007	—

KDX Hakata-Minami Building

The Investment Corporation	Current Owner	Previous Owner
<Background·Reasons for Acquisition> In accordance with its basic investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is equal to the appraisal price (¥4,900millions) determined by Japan Real Estate Institute.	<Company Name/ Relationship to Specified Interested Party> Y.K. Cistern Capital1 Please refer to above 4. Seller's Profile. <Background·Reasons for Acquisition> The Property was acquired for the aim of investment management.	Excluding the specified interested party
<Acquisition Price> ¥4,900 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	—
<Planned Date of Acquisition> February 1, 2008	<Date of Acquisition> June 22, 2006	—

KDX Kitahama Building

The Investment Corporation	Current Owner·Trust beneficiary	Previous Owner·Trust beneficiary
<Background·Reasons for Acquisition> In accordance with its basic	<Company Name/ Relationship to Specified Interested Party> Y.K. KRF 1	Excluding the specified interested party



investment principles, the Investment Corporation shall obtain the Property following its determination as a competitive property that will contribute to the Investment Corporation's medium- to long-term profitability. The acquisition price was determined to be appropriate, as it is equal to the appraisal price (¥2,220millions) determined by Japan Real Estate Institute.	Please refer to above 4. Seller's Profile. <Background･Reasons for Acquisition> The Property was acquired for the aim of investment management.	
<Acquisition Price> ¥2,220 millions (excluding tax)	<Acquisition Price> Omitted owing to the fact that the current trust beneficiary has owned the Property for more than one year.	—
<Planned Date of Acquisition> February 1, 2008	<Date of Acquisition> August 31, 2006	—

6. Details of Brokerage

There are no brokerage firms nor brokerage fee for the Property.

7. Interested-Party Transactions

Related to the acquisition of the nine Properties, transactions between the Investment Corporation and interested parties shall fall under the four categories of transactions (1) through (4) below.

The Asset Management Company bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions

(1) Acquisition of Property
Each seller of the nine Properties falls under the category of an interested party defined under the Investment Trust Law and the internal regulations of the Asset Management Company.
Detail for the acquisition price and the appraisal value for each property are as follows. (Note)



Property Name	Acquisition Price (Millions in Yen)	Appraisal Value (Millions in Yen)	Appraiser	Source of Acquisition
Hiei Kudan-Kita Building	7,600	7,910	Daiwa Real Estate Appraisal Corporation	Support-line
KDX Shin-Yokohama 381 Building	4,700	4,700	Japan Real Estate Institute	Support-line
KDX Kawasaki-Ekimae Hon-cho Building	3,760	3,760	Japan Real Estate Institute	Support-line
Nissou Dai-17 Building	2,710	2,300	Japan Real Estate Institute	Own (WH)
Ikejiri-Oohashi Building	2,400	2,450	Japan Real Estate Institute	Support-line
KDX Hamacho Nakanohashi Building	2,310	2,360	Japan Real Estate Institute	Support-line
KDX Kanada Misaki-cho Building	1,380	1,380	Japan Real Estate Institute	Own (WH)
KDX Hakata-Minami Building	4,900	4,900	Japan Real Estate Institute	Support-line
KDX Kitahama Building	2,220	2,220	Japan Real Estate Institute	Support-line
Total	31,980	31,980	–	–

Notes:

1. Details of the "Related-party Transaction rules" concerning the acquisition of property (Please refer to the press realse "Notice Concering the Change in the Related-party Transaction Rules of the Company Regulations of the Asset Management Company" dated April 9, 2007.)

   ①With respect to acquisition of real estate, real estate leasehold rights, land rights or easements, or trust beneficiary interests in real estate, land leasehold rights, land rights or easements being acquired from a related party as defined in the rules, such property interest or right shall not be acquired for more than the appraisal value determined by an appraiser. The aforementioned appraiser shall not be a related-party of the Asset Management Company.

   ②In the event that the acquisition of property is made through the pre-acquisition services provided by Kenedix, Inc., the sponsor company, pursuant to the "Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.", and the Investment Corporation accordingly acquires assets from Kenedix, Inc. or a wholly-owned entity of Kenedix, Inc., the above restriction in (1) does not apply.

(2) Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on February 1, 2008. Other parties to the agreement include the Asset Management Company. In addition, the trustees of the six properties for which the trust beneficiary interests are to be acquired are included.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees

  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%



Management transfer fees

Management transfer fee is set based on the property sale price, as shown in the table below.

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
Less than ¥1.0 billion	¥1.8 million
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million
¥3.0 billion and more, and less than ¥5.0 billion	¥2.2 million
¥5.0 billion and more, and less than ¥10.0 billion	¥2.4 million
¥10.0 billion or more	¥2.5 million

(3) Master Lease of the Property

The Investment Corporation plans to execute a master lease agreement with KDA on February 1, 2008 for the nine Properties. Other parties to the agreement include the Asset Management Company. In addition, the trustees of the six properties for which the trust beneficiary interests are to be acquired are included.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

(Reference)

Of the end tenants as of the end of November 2007, the conditions of leasing to related parties as defined under the internal regulations of the Asset Management Company and the Investment Trust Law are as follows.

Name of Tenant	Kenedix, Inc.
Property Name	KDX Hakata-Minami Building
Monthly Rental Income	¥389,800
Leased Floor Area	128.85 ㎡
Security Deposit	¥3,133,992
Business Activities	A company established to conduct real estate investment, asset management, real estate development and other operations and is the parent company of the Asset Management Company.
Relationship with the Investment Corporation / Asset Management Company	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company.

Name of Tenant	Jyutaku Ryutukan Co., Ltd.
Property Name	Hiei Kudan-Kita Building
Monthly Rental Income	¥1,257,480
Leased Floor Area	230.93 ㎡
Security Deposit	¥7,265,440
Business Activities	A special purpose company established to acquire, manage and dispose of trust beneficiary interests in real estate and real estate. Constitutes an affiliated company of Kenedix, Inc.
Relationship with the Investment Corporation / Asset Management Company	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company.



Name of Tenant	Asset One Co., Ltd.
Property Name	Hiei Kudan-Kita Building
Monthly Rental Income	¥3,234,420
Leased Floor Area	607.13 m²
Security Deposit	¥18,529,360
Business Activities	A company established to conduct studies on real estate and credit. Constitutes an affiliated company of Kenedix, Inc.
Relationship with the Investment Corporation / Asset Management Company	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company.

(4) Concurrent Liability Assumption Memorandum

The Investment Corporation plans to execute a concurrent liability assumption memorandum with KDA on February 1, 2008 for the six properties that trust beneficiary interests in real estate among the nine Properties. Under the memorandum, the Investment Corporation agrees to assume a concurrent commitment together with KDA to refund security and guarantee deposits which KDA as Master lessee had received from subtenants in connection with the master lease agreement. As compensation for this liability assumption, KDA shall provide to the Investment Corporation an amount equivalent to the total of security and guarantee deposits received.

8. Outlook

For the revised forecasts for the fiscal period ending April 30, 2008, please refer to the press release "Notice Concerning Revisions to Operating Forecast for the Fiscal Period Ending April 30, 2008,"dated December 11, 2007.

Attached Materials

1. Outline of Property Appraisal
2. Projected Cash Flow
3. Building Condition Investigation Report
4. Property Photographs
5. Property Portfolio after Sales of 23 Residential Properties and Acquisition of 9 Office Buildings

This notice is the English translation of the Japanese announcement on our Web site released on December 11, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Reference Material 1

Outline of Property Appraisal

Unit: Yen

Property Name	Hiei Kudan-Kita Building	KDX Shin-Yokohama 381 Building	KDX Kawasaki-Ekimae Hon-cho Building	Nissou Dai-17 Building	Ikejiri-Oohashi Building	KDX Hamacho Nakanohashi Building	KDX Kanda Misaki-cho Building	KDX Hakata-Minami Building	KDX Kitahama Building
Appraisal Value	7,910,000,000	4,700,000,000	3,760,000,000	2,300,000,000	2,450,000,000	2,360,000,000	1,380,000,000	4,900,000,000	2,220,000,000
Base Date for Appraisal	November 30, 2007	November 20, 2007	November 20, 2007	November 20, 2007	November 20, 2007	November 20, 2007	November 20, 2007	November 20, 2007	November 20, 2007
Appraiser	Daiwa Real Estate Appraisal Corporation	Japan Real Estate Institute	Japan Real Estate Institute	Japan Real Estate Institute	Japan Real Estate Institute	Japan Real Estate Institute	Japan Real Estate Institute	Japan Real Estate Institute	Japan Real Estate Institute
Value Calculated Using the Direct Capitalization Method	8,180,000,000	4,750,000,000	3,760,000,000	2,310,000,000	2,480,000,000	2,400,000,000	1,400,000,000	4,940,000,000	2,220,000,000
Gross Operating Revenue	569,650,701	319,475,000	342,532,000	164,186,000	162,556,000	154,171,000	86,190,000	400,001,000	183,623,000
Maximum Gross Operating Revenue	600,503,896	334,396,000	342,532,000	173,067,000	180,605,000	162,980,000	89,523,000	426,289,000	197,241,000
Shortfall Attributed to Vacancies	30,853,195	14,921,000	0	8,881,000	18,049,000	8,809,000	3,333,000	26,288,000	13,618,000
Operating Expenses	177,113,375	72,208,000	106,962,000	45,301,000	38,926,000	38,187,000	21,693,000	121,440,000	57,666,000
Administrative and Maintenance Expense	121,655,744	51,739,000	91,023,000	33,870,000	26,726,000	25,643,000	15,896,000	100,006,000	36,560,000
Taxes and Dues	53,561,100	19,664,000	15,084,000	10,795,000	11,750,000	10,585,000	5,115,000	18,922,000	10,402,000
Other Expenses	1,896,531	805,000	855,000	636,000	450,000	1,959,000	682,000	2,512,000	10,704,000
Net Operating Income (NOI)	392,537,326	247,267,000	235,570,000	118,885,000	123,630,000	115,984,000	64,497,000	278,561,000	125,957,000
Capital Expenditure	14,898,118	14,770,000	35,387,000	5,161,000	9,232,000	7,700,000	2,692,000	10,920,000	9,786,000
Lump-sum Investment	6,760,766	4,972,000	3,102,000	1,698,000	2,193,000	2,059,000	1,123,000	4,194,000	1,626,000
Net Cash Flow (NCF)	384,399,974	237,469,000	203,285,000	115,422,000	116,591,000	110,343,000	62,928,000	271,835,000	117,797,000
Overall Capitalization Rate (NCF)	4.7%	5.0%	5.4%	5.0%	4.7%	4.6%	4.5%	5.5%	5.3%
Value Calculated Using the Discounted Cash Flow Method	7,800,000,000	4,640,000,000	3,750,000,000	2,280,000,000	2,410,000,000	2,330,000,000	1,350,000,000	4,860,000,000	2,210,000,000
Discount Rate	4.5%	4.8%	5.0%	4.8%	4.5%	4.4%	4.3%	5.3%	4.9%
Terminal Capitalization Rate	4.9%	5.2%	5.6%	5.2%	4.9%	4.8%	4.7%	5.7%	5.5%
Value Calculated Using the Cost Method	9,140,000,000	3,320,000,000	2,660,000,000	1,890,000,000	2,260,000,000	2,000,000,000	1,200,000,000	4,530,000,000	2,060,000,000
Land	86.3%	54.5%	58.2%	56.3%	76.5%	71.4%	78.8%	69.6%	59.7%
Building	13.7%	45.5%	41.8%	43.7%	23.5%	28.6%	21.2%	30.4%	40.3%

Note: Assumed yield rate on lump-sum investment: 2%



Reference Material 2

Projected Cash Flow

Unit: Millions of Yen

Property Name	Hiei Kudan-Kita Building	KDX Shin-Yokohama 381 Building	KDX Kawasaki-Ekimae Hon-cho Building	Nissou Dai-17 Building	Ikejiri-Oohashi Building	KDX Hamacho Nakanohashi Building	KDX Kanda Misaki-cho Building	KDX Hakata-Minami Building	KDX Kitahama Building
A. Projected Operating Revenues	579	336	319	172	168	158	85	383	184
B. Projected Operating Expenses (excluding depreciation)	198	75	77	39	42	39	19	104	45
C. Projected NOI (A-B)	380	260	242	133	125	118	65	278	138
D. Occupancy Ratio	97%	96%	96%	96%	96%	96%	96%	93%	96%

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.

2. Revenues are based on an aforementioned occupancy ratio in the column "D. Occupancy Ratio" based on the current occupancy ratio and future changes of occupancy.

3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.



Reference Material 3

Building Condition Investigation Report

Unit: Yen

Investigation Company	HI International Consultant Co., LTD.		Engineering & Risk Services Corporation	HI International Consultant Co., LTD.					
Date of Investigation	October 2007		November 2007	October 2007	November 2007	October 2007			November 2007
Property Name	Hiei Kudan-Kita Building (Note)	KDX Shin-Yokohama 381 Building	KDX Kawasaki-Ekimae Hon-cho Building	Nissou Dai-17 Building	Ikejiri-Oohashi Building	KDX Hamacho Nakanohashi Building	KDX Kanda Misaki-cho Building	KDX Hakata-Minami Building	KDX Kitahama Building
Repairs, maintenance and renovation expenses required over the next year	13,700,000	1,160,000	446,967,000	8,520,000	2,370,000	7,850,000	9,640,000	3,500,000	16,360,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years	333,570,000	191,230,000		79,960,000	155,900,000	122,180,000	36,500,000	136,950,000	151,400,000
Unit-in-Place	3,077,700,000	2,039,000,000	1,604,000,000	1,035,800,000	880,000,000	907,000,000	377,700,000	3,139,700,000	1,185,000,000

Note: Repairs, maintenance and renovation expenses and unit-in-price refers to the entire building (excluding interior and facilities concerning residential.)

* The abovementioned investigation company undertakes building assessments for this property such as
  - a diagnosis of building deterioration
  - formulation of a short- and long-term repair and maintenance plan
  - assessment of legal compliance with the Building Standards Law
  - analyses of the existence of hazardous substances and the
  - analyses of the soil environment

  and submits a building assessment report to the Investment Corporation.



Reference Material 4

Property Photographs

Hiei Kudan-Kita Building








BEST INVEST
KENEDIX
Realty Investment Corporation

KDX Shin-Yokohama 381 Building









KDX Kawasaki-Ekimae Hon-cho Building







Nissou Dai-17 Building








BESTINVEST
KENEDIX
Realty Investment Corporation

Ikejiri-Oohashi Building








BEST INVEST
KENEDIX
Realty Investment Corporation

KDX Hamacho Nakanohashi Building









KDX Kanda Misaki-cho Building








BESTINVEST
KENEDIX
Realty Investment Corporation

KDX Hakata-Minami Building








KENEDIX
Realty Investment Corporation

KDX Kitahama Building









Reference Material 5

Property Portfolio after Acquisition of 9 Office Buildings and Sales of 23 Residential Properties

*Property Portfolio includes 23 residential properties, which were disclosed today in the press release,"Notice Concerning the Sales of Properties (Conclusion of Agreements) (Total of 23 Residential Properties)". Total number of properties, total acquisition price, ratio and total PML does not include the sales of Properties.

Type of Use	Area	Property Name	Acquisition Price (Millions of yen)(Note 1)	Ratio (Note1)	Acquisition Date
[illegible]	Tokyo Metropolitan Area	Toranomon Toyo Building	9,850	4.9%	June 1, 2007
		[illegible]	[illegible]	[illegible]	[illegible]
		KDX Ochanomizu Building	6,400	3.2%	April 2, 2007
		KDX Shiba-Daimon Building	6,090	3.0%	March 1, 2007
		KDX Kojimachi Building	5,950	2.9%	November 1, 2005
		KDX Nihonbashi 313 Building	5,940	2.9%	August 1, 2005
		Toshin 24 Building	5,300	2.6%	May 1, 2006
		KDX Hirakawacho Building	5,180	2.6%	August 1, 2005
		[illegible]	[illegible]	[illegible]	[illegible]
		Ebisu East 438 Building	4,640	2.3%	May 1, 2006
		Higashi-Kayabacho Yuraku Building	4,450	2.2%	August 1, 2005
		KDX Toranomon Building	4,400	2.2%	April 17, 2007
		KDX Nishi-Gotanda Building	4,200	2.1%	December 1, 2006
		[illegible]	[illegible]	[illegible]	[illegible]
		KDX Hatchobori Building	3,680	1.8%	August 1, 2005
		KDX Omori Building	3,500	1.7%	May 1, 2006
		KDX Hamamatsucho Building	3,460	1.7%	May 1, 2006
		KDX Higashi-Shinjuku Building	2,950	1.4%	September 1, 2006
		KDX Kayabacho Building	2,780	1.3%	May 1, 2006
		[illegible]	[illegible]	[illegible]	[illegible]
		KDX Shinbashi Building	2,690	1.3%	May 1, 2006
		KDX Nakano-Sakaue Building	2,533	1.2%	August 1, 2005
		KDX Shin-Yokohama Building	2,520	1.2%	May 1, 2006
		Harajuku F.F. Building	2,450	1.2%	August 1, 2005
		[illegible]	[illegible]	[illegible]	[illegible]
		KDX Kajicho Building	2,350	1.1%	July 3, 2006
		[illegible]	[illegible]	[illegible]	[illegible]
		KDX Hamacho Building	2,300	1.1%	March 16, 2006
		KDX Shinjuku 286 Building	2,300	1.1%	June 1, 2007
		FIK Minami Aoyama	2,270	1.1%	August 1, 2005
		KDX Funabashi Building	2,252	1.1%	March 1, 2006
		KDX Okachimachi Building	2,000	1.0%	March 1, 2007
		Kanda Kihara Building	1,950	0.9%	August 1, 2005
		KDX Yotsuya Building	1,950	0.9%	May 1, 2006
		KDX Shinjuku-Gyoen Building	1,610	0.8%	August 1, 2005
		KDX Kiba Building	1,580	0.7%	June 20, 2006
		KDX Nishi-Shinjuku Building	1,500	0.7%	April 2, 2007



	Area	Property			
		KDX Monzen-Nakacho Building	1,400	0.7%	January 19, 2007
		KDX Kanda Misaki-cho Building (Note 3)	1,380	0.6%	February 1, 2008
		KDX Hon-Atsugi Building	1,305	0.6%	March 1, 2007
		KDX Hachioji Building	1,155	0.5%	March 1, 2007
		KDX Nogizaka Building	1,065	0.5%	July 14, 2006
		KDX Koishikawa Building	704	0.3%	August 1, 2005
	Other Regional Areas	Portus Center Building	5,570	2.8%	September 21, 2005
		Karasuma Building (Note 2)	5,400	2.7%	June 1, 2007
		[illegible]	[illegible]	[illegible]	[illegible]
		KDX Hakata Building	2,350	1.1%	June 1, 2007
		[illegible]	[illegible]	[illegible]	[illegible]
		KDX Sendai Building	2,100	1.0%	June 1, 2007
		KDX Minami Semba Dai-1 Building	1,610	0.8%	May 1, 2006
		KDX Minami Semba Dai-2 Building	1,560	0.7%	May 1, 2006
		Hakata Ekimae-Dai2 Building	1,430	0.7%	August 1, 2005
		KDX Niigata Building	1,305	0.6%	March 1, 2007
	Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	4.9%	August 1, 2005
		KDX Yoyogi Building	2,479	1.2%	September 30, 2005
	Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	1.8%	May 1, 2006
	Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	2.6%	May 1, 2006
		[illegible]			May 1, 2006
		Storia Sirokane			August 1, 2005
		Tre di Casa Minami Aoyama			August 1, 2005
		Regalo Shiba-Kouen			May 1, 2006
		Court Mejiro	1,250	0.6%	August 1, 2005
		Apartments Motoazabu	1,210	0.6%	August 1, 2005
		Apartments Wakamatsu-Kawada	1,180	0.5%	August 1, 2005
		[illegible]			May 1, 2006
		[illegible]			August 1, 2005
		[illegible]			May 1, 2006
		[illegible]			August 1, 2005
		Gradito Kawaguchi	1,038	0.5%	June 30, 2006
		[illegible]			August 1, 2005
		[illegible]			May 1, 2006
		[illegible]			August 1, 2005
		Court Shin-Okachimachi	878	0.4%	May 1, 2006
		Bloom Omotesando			August 1, 2005
		Human Heim Okachimachi			August 1, 2005
		Primo Regalo Kagurazaka			May 1, 2006
		Primo Regalo Youga			May 1, 2006
		Regalo Ibaraki I& II			May 1, 2006
	Other Regional	Collection Higashi-Sakura			May 1, 2006
		Renaissance 21 Hirao Jousui-machi			May 1, 2006



	Property			Date
	Montore Nishikouen Bay Court			May 1, 2006
	Abreast Hara			August 1, 2005
	Abreast Hirabari			August 1, 2005
Total of 63 Properties		198,727	100.0%	Portfolio PML 5.22%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The Investment Corporation had been planning to change the name of the "Karasuma Building" to "KDX Karasuma Building". Due to the high name recognition of the building's name, the plan to change the name was canceled.
3. The current name of the "KDX Kawasaki-Ekimae Hon-cho Building" is the "Dai-46 Kowa Building," "KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building," "KDX Kanda Misaki-cho Building" is the "Misaki-cho MMK Building," and "KDX Kitahama Building" is the "Doshou Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.



Translation Purpose Only

December 11, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Sales of Properties (Conclusion of Agreements) (Total of 23 Residential Properties)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on December 11, 2007 to conclude the agreement to sell 23 residential properties. Details are provided as follows.

1. Outline

(1)	Type of Assets for Sale	:	Trust beneficiary interests in real estate (Total of 23 properties)
(2)	Property Names	:	Details are provided as follows. The aforementioned assets for sale shall hereafter be referred to as "the Properties."
(3)	Sales Prices	:	Total for 23 properties is ¥31,490,000,000 (Excluding sales costs, adjusted amounts for property and city-planning tax, consumption tax, regional consumption tax and other imposts)
(4)	Purchase and Sale Agreement Execution Date	:	December 11, 2007 (from (4) to (9) same for 23 residential properties)
(5)	Settlement Date	:	February 1, 2008
(6)	Buyer	:	Goudou Kaisha KRF20 (Please refer to 3. "Buyer's Profile" for details)
(7)	Settlement Method	:	The aforementioned trust beneficiary interests will be transferred to the buyer.
(8)	Method of Buyer Selection	:	Please refer to 2. "Reasons for Sales" for detail.
(9)	Conditions for the sale		Execution of a purchase agreement for the nine properties mentioned in the press release "Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Total of 9 Office Buildings)" dated December 11, 2007 ("the 9 Office Buildings") between the Investment Corporation and the sellers of the 9 Office Buildings shall be a condition of the entry into force of the obligation to sell the 23 Properties to the buyer based on the sale agreement.



<Anticipated Sales>

Property No.	Property Name	Initial Acquisition Price (Thousands of Yen)	Planned Sale Price (Thousands of Yen)	Book Value as of October 31, 2007 (Thousands of Yen)	Assumed Book Value as of February 1, 2008 (Thousands of Yen)
B-1	Storia Sirokane	3,150,000	3,370,000	3,163,049	3,149,137
B-2	Tre di Casa Minami Aoyama	2,460,000	2,680,000	2,475,867	2,468,030
B-6	Court Nihonbashi-Hakozaki	1,130,000	1,220,000	1,129,957	1,119,771
B-7	Side Denenchofu	1,110,000	1,110,000	1,142,072	1,138,332
B-8	S-court Yokohama-Kannai II	945,000	1,020,000	941,025	931,391
B-9	Court Motoasakusa	880,000	943,000	889,671	883,114
B-11	Bloom Omotesando	875,000	962,000	887,048	883,764
B-13	Human Heim Okachimachi	830,000	905,000	840,887	835,877
B-16	Abreast Hara	444,000	494,000	439,333	435,153
B-17	Abreast Hirabari	407,000	457,000	408,948	406,119
B-20	Regalo Ochanomizu I·II	3,600,000	3,670,000	3,634,974	3,615,252
B-21	Regalo Shiba-Kouen	2,260,000	2,280,000	2,280,426	2,271,486
B-22	Chigasaki Socie Ni-bankan	1,160,000	1,140,000	1,238,404	1,231,450
B-23	Court Nishi-Shinjuku	1,130,000	1,160,000	1,145,903	1,141,097
B-24	Regalo Komazawa-Kouen	912,000	943,000	923,973	919,402
B-26	Primo Regalo Kagurazaka	762,000	770,000	778,952	774,217
B-27	Primo Regalo Youga	730,000	737,000	742,786	739,514
B-28	Court Shimouma	638,000	644,000	650,467	647,441
B-29	Ashiya Royal Homes	2,330,000	2,420,000	2,482,432	2,476,601
B-30	Regalo Ibaraki I·II	1,600,000	1,620,000	1,632,676	1,622,983
B-31	Collection Higashi-Sakura	1,264,000	1,150,000	1,327,302	1,317,526
B-32	Renaissance 21 Hirao Jousui-machi	900,000	964,000	921,527	915,823
B-33	Montore Nishikouen Bay Court	826,000	831,000	842,172	835,785
Total of 23 properties		30,343,000	31,490,000	30,919,851	30,759,265
Difference with Planned Sales Price		—	—	+570,149	+730,735

Notes:
1. The amount is rounded down to the nearest thousand yen.
2. Sales costs, adjusted amounts for property and city-planning tax, consumption tax, regional consumption tax and other imposts are excluded from the planned sale price.

2. Reasons for Sale

The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio adopting a three-point investment criteria based on property type, area and size for its basic policy.
Based on this basic policy, the Investment Corporation has made changes in the management guidelines of the Kenedix REIT Management, Inc. ("the Asset Management Company") in December 2006 (Note 1) in response to recent conditions in the office leasing market (increased rent levels, improvement of occupancy ratios, etc.), and has decided to increasingly advance investment in office buildings and to make no new investment in residential properties for a certain period ("the change in the portfolio development policy").

Since the change in the portfolio development policy, the Investment Corporation has been prioritizing investment in office buildings and has raised the investment ratio of office buildings in the overall portfolio.



Under such circumstances, the Investment Corporation received an offer from the sponsor company Kenedix, Inc. ("Kenedix") for the Investment Corporation to purchase several office buildings in Kenedix's portfolio. Negotiations have been underway in relation to the price, conditions and other details concerning the office buildings selected by the Investment Corporation (Note 2). In the course of the negotiations, Kenedix, which is advancing the forming of residential funds, proposed a reciprocal purchase and sale arrangement to the Investment Corporation for the Investment Corporation to sell some of the residential properties in the Investment Corporation's portfolio to Kenedix in conjunction with the Investment Corporation's purchase of the office buildings.

Considerations by the Asset Management Company resulted in the reciprocal purchase and sale arrangement being deemed advantageous to the Investment Corporation in the following aspects and this has led to the decision being made to implement the reciprocal purchase and sale.

(1) Contributes to a strengthened portfolio that consists mainly of mid-sized office buildings;
(2) Leads to greater potential for internal growth backed by the favorable office leasing market;
(3) Leads to stronger expertise in asset and property management through concentrated investment in specified assets;
(4) Enables high-quality office buildings to be acquired en bloc through reciprocal purchase and sale with residential properties; and
(5) Enables the Investment Corporation to achieve to raise the investment ratio of office buildings while maintaining asset size and profitability.

(Reference) : Details of the impact to the portfolio from the reciprocal purchase and sale

(Details of the reciprocal purchase and sale)

	Sales of Residential Properties	Acquisition of Office Buildings
Properties	23 properties	9 properties
Planned Sales Price	¥31,490 million	¥31,980 million
Total Appraisal NOI (Note 3)	¥1,625 million	¥1,704 million

(Distribution by Types of Properties) (Note 4)

Type of Properties	Before reciprocal purchase and sale			After reciprocal purchase and sale		
	Properties	Acquisition Price	Ratio	Properties	Planned Acquisition Price	Ratio
Office Buildings	44	¥137,979 million	70.0%	53	¥169,959million	85.5%
Central Urban Retail Properties	3	¥16,059million	8.1%	3	¥16,059million	8.0%
Residential Properties	30	¥43,052million	21.8%	7	¥12,709million	6.3%
Total	77	¥197,090million	100.0%	63	¥198,727million	100.0%

(Distribution by Area) (Note 4) (Note 5)

Area	Before reciprocal purchase and sale			After reciprocal purchase and sale		
	Properties	Acquisition Price	Ratio	Properties	Planned Acquisition Price	Ratio
Tokyo Metropolitan Area	60	¥162,514million	82.4%	51	¥164,802million	82.9%
Other Regional Areas	17	¥34,576million	17.5%	12	¥33,925million	17.0%
Total	77	¥197,090million	100.0%	63	¥198, 727million	100.0%

Notes:

1. Please refer to the press release "Notice Concerning the Change of the Company Regulations (Management Guidelines) of the Asset Management Company," dated December 11, 2006.
2. Please refer to the press release "Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Total of 9 Office Buildings)," dated December 11, 2007.
3. Appraisal NOI is the "net operating income (NOI) calculated using the direct capitalization method" drawn from valuation reports prepared the appraiser. The amounts are rounded down to the nearest million yen.
4. The money amounts are the total (anticipated) acquisition price of each type of property or area rounded down to the nearest million yen. The ratio refers to the percentage of the (anticipated) acquisition price by each category to the total (anticipated) acquisition prices. Figures are rounded down to the nearest first decimal place.
5. Tokyo Metropolitan Area refers to the major cities of Tokyo, Kanagawa, Saitama and Chiba prefectures and Other Regional Areas refers to primarily government-designated cities in other major cities.



3. Buyer's Profile

Company Name	Goudou Kaisha KRF 20
Head Office Address	2-2-9 Shimbashi, Minato-ku, Tokyo
Representative	Representative Yugen Sekinin Chukan Hojin KRF Office Representative, Mitsutaka Nakamura
Sponsor Company	Yugen Sekinin Chukan Hojin KRF
Capital	¥1.0 million
Business Activities	Goudou Kaisha KRF 20 is an LLC that is a wholly owned subsidiary of Yugen Sekinin Chukan Hojin KRF, which is a limited liability intermediary that manages a fund to which Kenedix makes capital contributions, and is a special purpose company established for the purpose of acquiring, managing, disposing, etc. of trust beneficiary interests and real estate. Kenedix currently makes investment in tokumei-kumiai (silent partnership) in relation to Goudou Kaisha KRF 20, making it a consolidated subsidiary of Kenedix on the basis of effective control.
Relationship with the Investment Corporation	A related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company.
Special Considerations	None

*As of December 11, 2007

4. Sale Schedule

December 11, 2007	Decision to sell the Properties
December 11, 2007	Execution of a trust beneficiary interest purchase and sale agreement
February 1, 2008 (Planned)	Settlement, sale of trust beneficiary interests

5. Asset Management Fees

The Investment Corporation shall pay a sales commission to the Asset Management Company in connection with the sale of subject trust beneficiary interests in real estate in accordance with the Asset Management Agreement.

Sales commission: An amount equivalent to 0.5% of the sales prices identified in 1 (3) preceding.
Date of payment: Within one month after the settlement date.

6. Details of Brokerage

There are no brokerage firms for the Properties.

7. Interested-Party Transactions

The buyer of the 23 Properties is the related company as defined under the Investment Trust Law and the internal regulations of the Asset Management Company (Note 1).

Kenedix REIT Management, Inc. ("the Asset Management Company"), bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report for the sale of 23 Properties to the Investment Corporation relating to the interested-party transactions

In addition, the Investment Corporation shall pay a fee to Kenedix Advisors Co., Ltd. pursuant to the Property Management Agreement executed between the parties in connection with sale of the 23 Properties. The Investment Corporation shall pay the prescribed management transfer fees (Note 3) (total for the 23 Properties: ¥44.2 million) to Kenedix Advisors Co., Ltd. This fee relates to the transfer of management control and serves as a notice to the lessee regarding the transfer of leasing and management responsibilities and also relates to the handover of property



management duties. Fees shall be paid promptly after settlement date.

The following is a list of the anticipated sales prices and appraisal values of the 23 Properties.

Property No.	Property Name	Planned Sale Price (Millions of Yen)	Appraisal Values (Note 2) (Millions of Yen)	Appraiser
B-1	Storia Sirokane	3,370	3,370	Japan Real Estate Institute
B-2	Tre di Casa Minami Aoyama	2,680	2,680	Japan Real Estate Institute
B-6	Court Nihonbashi-Hakozaki	1,220	1,220	Japan Real Estate Institute
B-7	Side Denenchofu	1,110	1,110	Japan Real Estate Institute
B-8	S-court Yokohama-Kannai II	1,020	1,020	Japan Real Estate Institute
B-9	Court Motoasakusa	943	943	Japan Real Estate Institute
B-11	Bloom Omotesando	962	962	Japan Real Estate Institute
B-13	Human Heim Okachimachi	905	905	Japan Real Estate Institute
B-16	Abreast Hara	494	494	Japan Real Estate Institute
B-17	Abreast Hirabari	457	457	Japan Real Estate Institute
B-20	Regalo Ochanomizu I·II	3,670	3,670	Daiwa Real Estate Appraisal Corporation
B-21	Regalo Shiba-Kouen	2,280	2,280	Daiwa Real Estate Appraisal Corporation
B-22	Chigasaki Socie Ni-bankan	1,140	1,140	Daiwa Real Estate Appraisal Corporation
B-23	Court Nishi-Shinjuku	1,160	1,160	Daiwa Real Estate Appraisal Corporation
B-24	Regalo Komazawa-Kouen	943	943	Daiwa Real Estate Appraisal Corporation
B-26	Primo Regalo Kagurazaka	770	770	Daiwa Real Estate Appraisal Corporation
B-27	Primo Regalo Youga	737	737	Daiwa Real Estate Appraisal Corporation
B-28	Court Shimouma	644	644	Daiwa Real Estate Appraisal Corporation
B-29	Ashiya Royal Homes	2,420	2,420	Nippon Tochi-Tatemono Co., Ltd.
B-30	Regalo Ibaraki I·II	1,620	1,620	Nippon Tochi-Tatemono Co., Ltd.
B-31	Collection Higashi-Sakura	1,150	1,150	Japan Real Estate Institute
B-32	Renaissance 21 Hirao Jousui-machi	964	964	Nippon Tochi-Tatemono Co., Ltd.
B-33	Montore Nishikouen Bay Court	831	831	Daiwa Real Estate Appraisal Corporation
Total of 23 properties		31,490	31,490	—

Notes:

1. Details of the "Related-party Transaction rules"
   With respect to sales of real estate, real estate leasehold rights, land rights or easements, or trust beneficiary interests in real estate, land leasehold rights, land rights or easements being sold to a related party as defined in the rules, such property interest or right shall not be sold for less than the appraisal value determined by an appraiser. The aforementioned appraiser shall not be a related-party of the Asset Management Company.
2. All appraisal values of the Properties are as of October 31, 2007.
3. Management transfer fee is set based on the property sale price, as shown in the table below.

Property (Trust Beneficiary Interest) Price	Management Transfer Fee
Less than ¥1.0 billion	¥1.8 million
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million
¥3.0 billion and more, and less than ¥5.0 billion	¥2.2 million
¥5.0 billion and more, and less than ¥10.0 billion	¥2.4 million
¥10.0 billion or more	¥2.5 million



8. Outlook

For further details for the revised forecasts for the fiscal period ending April 30, 2008, please refer to the press release "Notice Concerning Revisions to Operating Forecast for the Fiscal Period Ending April 30, 2008" dated December 11, 2007.

Attached Materials

1. Details of Properties for Planned Sale
2. Property Portfolio after Sales of Residential Properties and Acquisition of Office Buildings

This notice is the English translation of the Japanese announcement on our Web site released on December 11, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Reference Material 1

Details of Properties for Planned Sale

As of October 31, 2007

B-1 Storia Sirokane

Property Name		Storia Sirokane
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		July 31, 2003 to August 1, 2015
Location (Address)		*4-7-8 Shirokanedai, Minato-ku, Tokyo*
Usage		Retail Shops, Residential complex
Type of Structure		Flat-roofed, steel-reinforced concrete structure, steel-reinforced; two underground and thirteen above-ground floors
Site Area	Land	1,197.13 m² (Note)
	Building	5,750.05 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		February 21, 2003
Acquisition Date		August 1, 2005
Acquisition Price		¥3,150,000,000
Appraisal Value		¥3,370,000,000 Base date of appraisal: October 31, 2007 Appraiser: Japan Real Estate Institute
Number of End Tenants		44
Total Leasable Floor Area / Total Number of Leasable Units		3,617.32 m² / 46 units
Total Leased Floor Area / Total Number of Leased Units		3,381.89 m² / 41 units
Occupancy Ratio (Total Leased Floor Area Basis)		93.5%
Other		Note: Includes an area of approximately 54 m² retreating back from the roadway in accordance with Article 42.2 of the Building Standards Law.

B-2 Tre di Casa Minami Aoyama

Property Name		Tre di Casa Minami Aoyama
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		August 9, 2002 to August 1, 2015
Location (Address)		3-4-8 Minami Aoyama, Minato-ku, Tokyo
Usage		Residential complex, Retail Shops
Type of Structure		Flat-roofed, reinforced concrete structure; one underground and six above-ground floors
Site Area	Land	767.70 m²
	Building	1,986.44 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		February 26, 2004
Acquisition Date		August 1, 2005
Acquisition Price		¥2,460,000,000
Appraisal Value		¥2,680,000,000 Base date of appraisal: October 31, 2007 Appraiser: Japan Real Estate Institute
Number of End Tenants		18
Total Leasable Floor Area / Total Number of Leasable Units		1,680.79 m² / 18 units



Total Leased Floor Area / Total Number of Leased Units	1,593.80 ㎡ / 16 units
Occupancy Ratio (Total Leased Floor Area Basis)	94.8%

B-6 Court Nihonbashi-Hakozaki

Property Name		Court Nihonbashi-Hakozaki
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		March 12, 2004 to August 1, 2015
Location (Address)		38-1 Nihonbashi Hakozakicho, Chuo-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, steel reinforced concrete structure; twelve above-ground floors
Site Area	Land	260.85 ㎡
	Building	1,727.96 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		February 6, 2004
Acquisition Date		August 1, 2005
Acquisition Price		¥1,130,000,000
Appraisal Value		¥1,220,000,000 Base date of appraisal: October 31, 2007 Appraiser: Japan Real Estate Institute
Number of End Tenants		57
Total Leasable Floor Area / Total Number of Leasable Units		1,537.38 ㎡ / 60 units
Total Leased Floor Area / Total Number of Leased Units		1,486.10 ㎡ / 59 units
Occupancy Ratio (Total Leased Floor Area Basis)		96.7%

B-7 Side Denenchofu

Property Name		Side Denenchofu
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		March 29, 1996 to August 1, 2015
Location (Address)		40-14 Denenchofu Honcho, Ota-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; six above-ground floors
Site Area	Land	1,326.57 ㎡
	Building	2,433.52 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		February 17, 1997
Acquisition Date		August 1, 2005
Acquisition Price		¥1,110,000,000
Appraisal Value		¥1,110,000,000 Base date of appraisal: October 31, 2007 Appraiser: Japan Real Estate Institute
Number of End Tenants		33
Total Leasable Floor Area / Total Number of Leasable Units		2,359.44 ㎡ / 36 units
Total Leased Floor Area / Total Number of Leased Units		2,293.90 ㎡ / 35 units
Occupancy Ratio (Total Leased Floor Area Basis)		97.2%



B-8 S-court Yokohama-Kannai II

Property Name		S-court Yokohama-Kannai II
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		February 25, 2004 to August 1, 2015
Location (Address)		3-5-9 Bandaicho, Naka-ku, Yokohama, Kanagawa (Note 1)
Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; eleven above-ground floors
Site Area	Land	366.83 m²
	Building	1,738.71 m² (Note 2)
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		March 17, 2003
Acquisition Date		August 1, 2005
Acquisition Price		¥9,450,000,000
Appraisal Value		¥1,020,000,000 Base date of appraisal: October 31, 2007 Appraiser: Japan Real Estate Institute
Number of End Tenants		68
Total Leasable Floor Area / Total Number of Leasable Units		1,602.28 m² / 72 units
Total Leased Floor Area / Total Number of Leased Units		1,560.70 m² / 70 units
Occupancy Ratio (Total Leased Floor Area Basis)		97.4%
Other		Notes: 1. The residential address of the Property is yet to be determined. 2. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: parking; Type of structure: steel-frame, zinc-plated steel sheet roof one-story building; Floor area: 35.96m²).

B-9 Court Motoasakusa

Property Name		Court Motoasakusa
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		February 23, 2005 to August 1, 2015
Location (Address)		4-8-10 Motoasakusa, Taito-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, steel reinforced concrete structure; thirteen above-ground floors
Site Area	Land	201.24 m²
	Building	1,585.65 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		January 31, 2005
Acquisition Date		August 1, 2005
Acquisition Price		¥880,000,000
Appraisal Value		¥943,000,000 Base date of appraisal: October 31, 2007 Appraiser: Japan Real Estate Institute
Number of End Tenants		38
Total Leasable Floor Area / Total Number of Leasable Units		1,314.91 m² / 44 units
Total Leased Floor Area /		1,160.54 m² / 39 units



Total Number of Leased Units	
Occupancy Ratio (Total Leased Floor Area Basis)	88.3%

B-11 Bloom Omotesando

Property Name		Bloom Omotesando
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		September 30, 2004 to August 1, 2015
Location (Address)		5-39-7 Jingumae, Shibuya-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; one underground and three above-ground floors
Site Area	Land	332.96 m²
	Building	699.14 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		March 14, 2003
Acquisition Date		August 1, 2005
Acquisition Price		¥875,000,000
Appraisal Value		¥962,000,000 Base date of appraisal: October 31, 2007 Appraiser: Japan Real Estate Institute
Number of End Tenants		5
Total Leasable Floor Area / Total Number of Leasable Units		705.30 m² / 6 units
Total Leased Floor Area / Total Number of Leased Units		584.02 m² / 5 units
Occupancy Ratio (Total Leased Floor Area Basis)		82.8%

B-13 Human Heim Okachimachi

Property Name		Human Heim Okachimachi
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		February 23, 2005 to August 1, 2015
Location (Address)		2-28-4 Taito, Taito-ku, Tokyo
Usage		Residential complex, Retail Shops
Type of Structure		Flat-roofed, steel reinforced concrete structure; fourteen above-ground floors
Site Area	Land	174.44 m²
	Building	1,444.25 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		December 7, 2004
Acquisition Date		August 1, 2005
Acquisition Price		¥830,000,000
Appraisal Value		¥905,000,000 Base date of appraisal: October 31, 2007 Appraiser: Japan Real Estate Institute
Number of End Tenants		9
Total Leasable Floor Area / Total Number of Leasable Units		1,329.79 m² / 50 units
Total Leased Floor Area / Total Number of Leased Units		1,329.79 m² / 50 units
Occupancy Ratio (Total Leased Floor Area Basis)		100.0%



B-16 Abreast Hara

Property Name		Abreast Hara
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		September 24, 2004 to August 1, 2015
Location (Address)		1-520-1 Hara, Tenpaku-ku, Nagoya, Aichi (Note 1)
Usage		Residential complex, Retail Shops, Office
Type of Structure		Flat-roofed, steel reinforced concrete structure; eleven above-ground floors
Site Area	Land	397.17 m²
	Building	1,563.47 m² (Note 2)
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		February 18, 2000
Acquisition Date		August 1, 2005
Acquisition Price		¥444,000,000
Appraisal Value		¥494,000,000 Base date of appraisal: October 31, 2007 Appraiser: Japan Real Estate Institute
Number of End Tenants		35
Total Leasable Floor Area / Total Number of Leasable Units		1,436.33 m² / 36 units
Total Leased Floor Area / Total Number of Leased Units		1,405.01 m² / 35 units
Occupancy Ratio (Total Leased Floor Area Basis)		97.8%
Other		Notes: 1. The residential address of the Property is yet to be determined. 2. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: parking; Type of structure: steel-frame, zinc-plated steel roof one-story building; Floor area: 44.79 m²)

B-17 Abreast Hirabari

Property Name		Abreast Hirabari
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mitsubishi UFJ Trust and Banking Corporation
Trust Term		September 24, 2004 to August 1, 2015
Location (Address)		4-1601 Hirabari, Tenpaku-ku, Nagoya, Aichi (Note)
Usage		Residential complex
Type of Structure		Flat-roofed, reinforced concrete structure; seven above-ground floors
Site Area	Land	889.15 m²
	Building	1,867.75 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		March 21, 2000
Acquisition Date		August 1, 2005
Acquisition Price		¥407,000,000
Appraisal Value		¥457,000,000 Base date of appraisal: October 31, 2007 Appraiser: Japan Real Estate Institute
Number of End Tenants		32
Total Leasable Floor Area / Total Number of Leasable Units		1,701.68 m² / 34 units
Total Leased Floor Area / Total Number of Leased Units		1,701.68 m² / 34 units



Occupancy Ratio (Total Leased Floor Area Basis)	100.0%
Other	Note: The residential address of the Property is yet to be determined.

B-20 Regalo Ochanomizu I&II

Property Name		Regalo Ochanomizu I&II
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Resona Bank, Ltd.
Trust Term		September 6, 2005 to August 1, 2015
Location (Address)		①2-3-19 Hongo, Bunkyo-ku, Tokyo (I) ②2-3-18 Hongo, Bunkyo-ku, Tokyo (II)
Usage		Residential complex
Type of Structure		① Flat roofed reinforced concrete structure; one underground and ten above ground floors (I) ② Flat roofed reinforced concrete structure; eleven floors (II)
Site Area	Land	1,205.65 m² (Note 1)(Note 2)
	Building	4,843.27 m² (Note 1)
Type of Ownership	Land	Proprietary ownership (Portion of land possession; 97.66%)(Note 3)
	Building	Proprietary ownership
Completion Date		①January 30, 2006 ②February 26, 2006
Acquisition Date		May 1, 2006
Acquisition Price		¥3,600,000,000
Appraisal Value		¥3,670,000,000 (Note 1) Base date of appraisal: October 31, 2007 Appraiser: Daiwa Real Estate Appraisal Corporation
Number of End Tenants		135
Total Leasable Floor Area / Total Number of Leasable Units		4,280.92 m² / 147 units
Total Leased Floor Area / Total Number of Leased Units		4,161.78 m² / 143 units
Occupancy Ratio (Total Leased Floor Area Basis)		97.2%
Other		Notes: 1. The Property is comprised of two buildings. Figures relating to the planned acquisition price, land site area, repairs and maintenance expenses, total floor area, lease terms, conditions and status and appraisal report are aggregate total for the two buildings. 2. Included in the site area for land is a area of approximately 141 m² representing land identified as private roadway obligation and an area of approximately 24 m² representing land from the midpoint of the roadway to the Property's boundary, pursuant to Article 42.2 of the Building Standards Law. 3. Of the two parcels of land that comprise the aforementioned area identified as private roadway obligation, one parcel (lot number: 15-13; site area: 115.00 m²) is co-owned with seven other individuals (ownership ratio: 75,454/100,000).

B-21 Regalo Shiba-Kouen

Property Name		Regalo Shiba-Kouen
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Limited
Trust Term		December 20, 2005 to August 1, 2015
Location (Address)		3-4-16 Shiba, Minato-ku, Tokyo
Usage		Residential
Type of Structure		Flat roofed reinforced concrete structure; thirteen above-ground floors
Site Area	Land	530.45 m²



	Building	2,786.98 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		November 18, 2005
Acquisition Date		May 1, 2006
Acquisition Price		¥2,260,000,000
Appraisal Value		¥2,280,000,000 Base date of appraisal: October 31, 2007 Appraiser: Daiwa Real Estate Appraisal Corporation
Number of End Tenants		59
Total Leasable Floor Area / Total Number of Leasable Units		2,507.52 m² / 64 units
Total Leased Floor Area / Total Number of Leased Units		2,379.12 m² / 61 units
Occupancy Ratio (Total Leased Floor Area Basis)		94.9%

B-22 Chigasaki Socie Ni-bankan

Property Name		Chigasaki Socie Ni-bankan
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		July 15, 2005 to August 1, 2015
Location (Address)		2-1-38 Chigasaki, Chigasaki-shi, Kanagawa
Usage		Offices, Residential
Type of Structure		Flat roofed reinforced concrete structure; eight above-ground floors
Site Area	Land	2,191.21 m² (Note)
	Building	3,821.74 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		January 29, 1991
Acquisition Date		May 1, 2006
Acquisition Price		¥1,160,000,000
Appraisal Value		¥1,140,000,000 Base date of appraisal: October 31, 2007 Appraiser: Daiwa Real Estate Appraisal Corporation
Number of End Tenants		45
Total Leasable Floor Area / Total Number of Leasable Units		3,544.18 m² / 49 units
Total Leased Floor Area / Total Number of Leased Units		3,175.05 m² / 43 units
Occupancy Ratio (Total Leased Floor Area Basis)		89.6%
Other		Note: Included in the site area for land is an area of approximately 22 m² representing an area from the midpoint of the roadway to the Property's boundary, pursuant to Article 42.2 of the Building Standards Law.

B-23 Court Nishi-Shinjuku

Property Name		Court Nishi-Shinjuku
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		October 31, 2005 to August 1, 2015
Location (Address)		7-18-15, Nishi-shinjuku, Shinjuku-ku, Tokyo
Usage		Residential complex
Type of Structure		Flat roofed reinforced concrete structure; eight above-ground floors
Site Area	Land	408.16 m² (Note)



	Building	1,669.33 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 7, 2005
Acquisition Date		May 1, 2006
Acquisition Price		¥1,130,000,000
Appraisal Value		¥1,160,000,000 Base date of appraisal: October 31, 2007 Appraiser: Daiwa Real Estate Appraisal Corporation
Number of End Tenants		54
Total Leasable Floor Area / Total Number of Leasable Units		1,345.92 m² / 54 units
Total Leased Floor Area / Total Number of Leased Units		1,345.92 m² / 54 units
Occupancy Ratio (Total Leased Floor Area Basis)		100.0%
Other		Note: Included in the site area for land is an area of approximately 9.8 m² representing an area from the midpoint of the roadway to the Property's boundary, pursuant to Article 42.2 of the Building Standards Law.

B-24 Regalo Komazawa-Kouen

Property Name		Regalo Komazawa-Kouen
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		March 17, 2006 to August 1, 2015
Location (Address)		5-21-6 Komazawa, Setagaya-ku, Tokyo
Usage		Residential complex, Retail Shops
Type of Structure		Flat roofed reinforced concrete structure; eight above-ground floors
Site Area	Land	363.08 m²
	Building	1,262.00 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		February 6, 2006
Acquisition Date		May 1, 2006
Acquisition Price		¥912,000,000
Appraisal Value		¥943,000,000 Base date of appraisal: October 31, 2007 Appraiser: Daiwa Real Estate Appraisal Corporation
Number of End Tenants		31
Total Leasable Floor Area / Total Number of Leasable Units		1,020.18 m² / 31 units
Total Leased Floor Area / Total Number of Leased Units		997.81 m² / 30 units
Occupancy Ratio (Total Leased Floor Area Basis)		97.8%

B-26 Primo Regalo Kagurazaka

Property Name		Primo Regalo Kagurazaka
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		February 17, 2006 to August 1, 2015
Location (Address)		8-10 Tsukiji-cho, Shinjuku-ku, Tokyo (Note)
Usage		Residential complex, Retail Shops
Type of Structure		Flat roofed reinforced concrete structure; eight above-ground floors
Site Area	Land	320.16 m²



	Building	1,007.54 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		January 17, 2006
Acquisition Date		May 1, 2006
Acquisition Price		¥762,000,000
Appraisal Value		¥770,000,000 Base date of appraisal: October 31, 2007 Appraiser: Daiwa Real Estate Appraisal Corporation
Number of End Tenants		32
Total Leasable Floor Area / Total Number of Leasable Units		890.93 ㎡ / 33 units
Total Leased Floor Area / Total Number of Leased Units		865.97 ㎡ / 32 units
Occupancy Ratio (Total Leased Floor Area Basis)		97.2%
Other		Note: The Property's residential address is yet to be determined.

B-27 Primo Regalo Youga

Property Name		*Primo Regalo Youga*
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		March 10, 2006 to August 1, 2015
Location (Address)		5-34-21 Seta, Setagaya-ku, Tokyo
Usage		Residential complex
Type of Structure		Steel reinforced concrete with flat roof, eight above-ground floors
Site Area	Land	603.00 ㎡
	Building	1,213.20 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		December 20, 2005
Acquisition Date		May 1, 2006
Acquisition Price		¥730,000,000
Appraisal Value		¥737,000,000 Base date of appraisal: October 31, 2007 Appraiser: Daiwa Real Estate Appraisal Corporation
Number of End Tenants		17
Total Leasable Floor Area / Total Number of Leasable Units		1,012.80 ㎡ / 38 units
Total Leased Floor Area / Total Number of Leased Units		1,012.80 ㎡ / 38 units
Occupancy Ratio (Total Leased Floor Area Basis)		100.0%

B-28 Court Shimouma

Property Name		Court Shimouma
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		October 31, 2005 to August 1, 2015
Location (Address)		1-21-8 Shimouma, Setagaya-ku, Tokyo
Usage		Residential complex
Type of Structure		Steel reinforced concrete with flat roof, six above-ground floors
Site Area	Land	376.62 ㎡
	Building	880.18 ㎡
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership



Completion Date	October 13, 2005
Acquisition Date	May 1, 2006
Acquisition Price	¥638,000,000
Appraisal Value	¥644,000,000 Base date of appraisal: October 31, 2007 Appraiser: Daiwa Real Estate Appraisal Corporation
Number of End Tenants	28
Total Leasable Floor Area / Total Number of Leasable Units	829.05 m² / 29 units
Total Leased Floor Area / Total Number of Leased Units	803.71 m² / 28 units
Occupancy Ratio (Total Leased Floor Area Basis)	96.9%

B-29 Ashiya Royal Homes

Property Name		Ashiya Royal Homes
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Resona Bank Ltd.
Trust Term		December 20, 2005 to August 1, 2015
Location (Address)		20-10 Ohara-cho, Ashiya-shi, Hyogo
Usage		Residential complex
Type of Structure		Steel reinforced concrete with flat roof, five above-ground floors
Site Area	Land	2,685.08 m²
	Building	5,015.67 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		June 5, 1991
Acquisition Date		May 1, 2006
Acquisition Price		¥2,330,000,000
Appraisal Value		¥2,420,000,000 Base date of appraisal: October 31, 2007 Appraiser: Nippon Tochi-Tatemono Co., Ltd.
Number of End Tenants		20
Total Leasable Floor Area / Total Number of Leasable Units		3,999.01 m² / 21 units
Total Leased Floor Area / Total Number of Leased Units		3,999.01 m² / 21 units
Occupancy Ratio (Total Leased Floor Area Basis)		100.0%

B-30 Regalo Ibaraki I & II

Property Name		Regalo Ibaraki I & II
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		March 17, 2006 to August 1, 2015
Location (Address)		① 9-11 Takebashi, Ibaraki-shi, Osaka (I) ② 9-12 Takebashi, Ibaraki-shi, Osaka (II)
Usage		Residential complex
Type of Structure		①Reinforced Concrete with slate ; four above-ground floors ②Reinforced Concrete with slate; one underground floors and seven above-ground floors
Site Area	Land	3,390.22 m² (Note 1)
	Building	6,445.92 m² (Note 1)(Note 2)
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		①May 27, 1991 ②March 17, 1993



Acquisition Date	May 1, 2006
Acquisition Price	¥1,600,000,000
Appraisal Value	¥1,620,000,000 (Note 1) Base date of appraisal: October 31, 2007 Appraiser: Nippon Tochi-Tatemono Co., Ltd.
Number of End Tenants	50
Total Leasable Floor Area / Total Number of Leasable Units	4,701.87 m² / 61 units
Total Leased Floor Area / Total Number of Leased Units	4,237.01 m² / 55 units
Occupancy Ratio (Total Leased Floor Area Basis)	90.1%
Other	Notes: 1. The Property is comprised of two buildings. Figures relating to the planned acquisition price, land site area, repairs and maintenance expenses, total floor area, lease terms, conditions and status and appraisal report are aggregate total for the two buildings. 2. The Property has the following attached structures. These attached structures are not included in the total site area. Type of building: rubbish room; Building structure: reinforced concrete structure with flat roof, one above-ground floor; Floor area: 6.30 m² Type of building: machine room; Building structure: steel structure with flat roof, one above-ground floor; Floor area: 4.00 m² Type of building: machine room; Building structure: reinforced concrete structure with flat roof, one above-ground floor; Floor area: 4.95 m²

B-31 Collection Higashi-Sakura

Property Name		Collection Higashi-Sakura
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		Mizuho Trust & Banking Co., Ltd.
Trust Term		May 1, 2006 to August 1, 2015
Location (Address)		1-5-10 Higashi-Sakura, Higashi-ku, Nagoya, Aichi
Usage		Residential complex, Retail Shops
Type of Structure		Steel Reinforced Concrete; fourteen above-ground floors
Site Area	Land	462.52 m²
	Building	2,931.65 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		March 10, 2006
Acquisition Date		May 1, 2006
Acquisition Price		¥1,264,000,000
Appraisal Value		¥1,150,000,000 Base date of appraisal: October 31, 2007 Appraiser: Japan Real Estate Institute
Number of End Tenants		54
Total Leasable Floor Area / Total Number of Leasable Units		2,655.31 m² / 65 units
Total Leased Floor Area / Total Number of Leased Units		2,258.41 m² / 55 units
Occupancy Ratio (Total Leased Floor Area Basis)		85.1%

B-32 Renaissance 21 Hirao Jousui-machi

Property Name	Renaissance 21 Hirao Jousui-machi
Type of Specified Asset	Trust beneficiary interest in real estate
Trustee	The Chuo Mitsui Trust and Banking Co., Limited



Trust Term		November 29, 2005 to August 1, 2015
Location (Address)		55 Hirao Jousui-machi, Chuo-ku, Fukuoka-shi, Fukuoka (Note)
Usage		Residential complex, Parking
Type of Structure		Steel reinforced concrete with flat roof; five above-ground floors
Site Area	Land	1,438.01 m²
	Building	2,643.36 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		October 18, 2005
Acquisition Date		May 1, 2006
Acquisition Price		¥900,000,000
Appraisal Value		¥964,000,000 Base date of appraisal: October 31, 2007 Appraiser: Nippon Tochi-Tatemono Co., Ltd.
Number of End Tenants		22
Total Leasable Floor Area / Total Number of Leasable Units		2,098.68 m² / 24 units
Total Leased Floor Area / Total Number of Leased Units		2,010.36 m² / 23 units
Occupancy Ratio (Total Leased Floor Area Basis)		95.8%
Other		Note: The Property's residential address is yet to be determined.

B-33 Montore Nishikouen Bay Court

Property Name		Montore Nishikouen Bay Court
Type of Specified Asset		Trust beneficiary interest in real estate
Trustee		The Chuo Mitsui Trust and Banking Co., Limited
Trust Term		March 10, 2006 to August 1, 2015
Location (Address)		3-5-7, Minato, Chuo-ku, Fukuoka-shi, Fukuoka
Usage		Residential complex
Type of Structure		Steel reinforced concrete with flat roof; ten above-ground floors
Site Area	Land	1,315.36 m²
	Building	2,772.49 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		February 2, 2006
Acquisition Date		May 1, 2006
Acquisition Price		¥826,000,000
Appraisal Value		¥831,000,000 Base date of appraisal: October 31, 2007 Appraiser: Daiwa Real Estate Appraisal Corporation
Number of End Tenants		33
Total Leasable Floor Area / Total Number of Leasable Units		2,522.16 m² / 36 units
Total Leased Floor Area / Total Number of Leased Units		2,451.22 m² / 35 units
Occupancy Ratio (Total Leased Floor Area Basis)		97.2%



Reference Material 2

Property Portfolio after Sales of 23 Residential Properties and Acquisition of 9 Office Buildings

*Property Portfolio includes 9 office buildings, which were disclosed today in the press release,"Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Total of 9 Office Buildings)". Total number of properties, total acquisition price, ratio and total PML does not include the sales of Properties.

Type of Use	Area	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note1)	Acquisition Date
	Tokyo Metropolitan Area	Toranomon Toyo Building	9,850	4.9%	June 1, 2007
		Hiei Kudan-Kita Building	7,600	3.8%	February 1, 2008
		KDX Ochanomizu Building	6,400	3.2%	April 2, 2007
		KDX Shiba-Daimon Building	6,090	3.0%	March 1, 2007
		KDX Kojimachi Building	5,950	2.9%	November 1, 2005
		KDX Nihonbashi 313 Building	5,940	2.9%	August 1, 2005
		Toshin 24 Building	5,300	2.6%	May 1, 2006
		KDX Hirakawacho Building	5,180	2.6%	August 1, 2005
		KDX Shin-Yokohama 381 Building	4,700	2.3%	February 1, 2008
		Ebisu East 438 Building	4,640	2.3%	May 1, 2006
		Higashi-Kayabacho Yuraku Building	4,450	2.2%	August 1, 2005
		KDX Toranomon Building	4,400	2.2%	April 17, 2007
		KDX Nishi-Gotanda Building	4,200	2.1%	December 1, 2006
		KDX Kawasaki-Ekimae Hon-cho Building (Note 3)	3,760	1.8%	February 1, 2008
		KDX Hatchobori Building	3,680	1.8%	August 1, 2005
		KDX Omori Building	3,500	1.7%	May 1, 2006
		KDX Hamamatsucho Building	3,460	1.7%	May 1, 2006
		KDX Higashi-Shinjuku Building	2,950	1.4%	September 1, 2006
		KDX Kayabacho Building	2,780	1.3%	May 1, 2006
		Nissou Dai-17 Building	2,710	1.3%	February 1, 2008
		KDX Shinbashi Building	2,690	1.3%	May 1, 2006
		KDX Nakano-Sakaue Building	2,533	1.2%	August 1, 2005
		KDX Shin-Yokohama Building	2,520	1.2%	May 1, 2006
		Harajuku F.F. Building	2,450	1.2%	August 1, 2005
		Ikejiri-Oohashi Building	2,400	1.2%	February 1, 2008
		KDX Kajicho Building	2,350	1.1%	July 3, 2006
		KDX Hamacho Nakanohashi Building (Note 3)	2,310	1.1%	February 1, 2008
		KDX Hamacho Building	2,300	1.1%	March 16, 2006
		KDX Shinjuku 286 Building	2,300	1.1%	June 1, 2007
		FIK Minami Aoyama	2,270	1.1%	August 1, 2005
		KDX Funabashi Building	2,252	1.1%	March 1, 2006
		KDX Okachimachi Building	2,000	1.0%	March 1, 2007
		Kanda Kihara Building	1,950	0.9%	August 1, 2005
		KDX Yotsuya Building	1,950	0.9%	May 1, 2006
		KDX Shinjuku-Gyoen Building	1,610	0.8%	August 1, 2005
		KDX Kiba Building	1,580	0.7%	June 20, 2006
		KDX Nishi-Shinjuku Building	1,500	0.7%	April 2, 2007
		KDX Monzen-Nakacho Building	1,400	0.7%	January 19, 2007
		KDX Kanda Misaki-cho Building (Note 3)	1,380	0.6%	February 1, 2008
		KDX Hon-Atsugi Building	1,305	0.6%	March 1, 2007
		KDX Hachioji Building	1,155	0.5%	March 1, 2007



	KDX Nogizaka Building	1,065	0.5%	July 14, 2006
	KDX Koishikawa Building	704	0.3%	August 1, 2005
Other Regional Areas	Portus Center Building	5,570	2.8%	September 21, 2005
	Karasuma Building (Note 2)	5,400	2.7%	June 1, 2007
	KDX Hakata-Minami Building	4,900	2.4%	February 1, 2008
	KDX Hakata Building	2,350	1.1%	June 1, 2007
	KDX Kitahama Building (Note 3)	2,220	1.1%	February 1, 2008
	KDX Sendai Building	2,100	1.0%	June 1, 2007
	KDX Minami Semba Dai-1 Building	1,610	0.8%	May 1, 2006
	KDX Minami Semba Dai-2 Building	1,560	0.7%	May 1, 2006
	Hakata Ekimae-Dai2 Building	1,430	0.7%	August 1, 2005
	KDX Niigata Building	1,305	0.6%	March 1, 2007
Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	4.9%	August 1, 2005
	KDX Yoyogi Building	2,479	1.2%	September 30, 2005
Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	1.8%	May 1, 2006
Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	2.6%	May 1, 2006
	Regalo Ochanomizu I&II	—	—	May 1, 2006
	Storia Sirokane	—	—	August 1, 2005
	Tre di Casa Minami Aoyama	—	—	August 1, 2005
	Regalo Shiba-Kouen	—	—	May 1, 2006
	Court Mejiro	1,250	0.6%	August 1, 2005
	Apartments Motoazabu	1,210	0.6%	August 1, 2005
	Apartments Wakamatsu-Kawada	1,180	0.5%	August 1, 2005
	Chigasaki Socie Ni-bankan	—	—	May 1, 2006
	Court Nihonbashi Hakozaki	—	—	August 1, 2005
	Court Nishi-Shinjuku	—	—	May 1, 2006
	Side Denenchofu	—	—	August 1, 2005
	Gradito Kawaguchi	1,038	0.5%	June 30, 2006
	S-court Yokohama Kannai II	—	—	August 1, 2005
	Regalo Komazawa-Kouen	—	—	May 1, 2006
	Court Motoasakusa	—	—	August 1, 2005
	Court Shin-Okachimachi	878	0.4%	May 1, 2006
	Bloom Omotesando	—	—	August 1, 2005
	Human Heim Okachimachi	—	—	August 1, 2005
	Primo Regalo Kagurazaka	—	—	May 1, 2006
	Primo Regalo Youga	—	—	May 1, 2006
	Court Shimouma	—	—	May 1, 2006
Other Regional Areas	Ashiya Royal Homes	—	—	May 1, 2006
	Venus Hibarigaoka	1,800	0.9%	December 8, 2005
	Regalo Ibaraki I& II	—	—	May 1, 2006
	Collection Higashi-Sakura	—	—	May 1, 2006
	Renaissance 21 Hirao Jousui-machi	—	—	May 1, 2006
	Montore Nishikouen Bay Court	—	—	May 1, 2006
	Abreast Hara	—	—	August 1, 2005
	Abreast Hirabari	—	—	August 1, 2005
Total of 63 Properties		198,727	100.0%	Portfolio PML 5.22%



Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The Investment Corporation was planning to change the name of the "Karasuma Building" to "KDX Kyoto Karasuma Building," but due to the extremely high name recognition of the building's name, has stopped the procedures to change the name.
3. The current name of the "KDX Kawasaki-Ekimae Hon-cho Building" is the "Dai-46 Kowa Building," "KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building," "KDX Kanda Misaki-cho Building" is the "Misaki-cho MMK Building," and "KDX Kitahama Building" is the "Doshou Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.



Translation Purpose Only

December 21, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

(Revised) Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Total of 9 Office Buildings)

Kenedix Realty Investment Corporation revised a part of the press release "Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Total of 9 Office Buildings)" dated December 11, 2007. Details are provided as follows.

Revision: 【Reference Material 2】 Projected Cash Flow "Nissou Dai-17 Building" and "KDX Kitahama Building" (p.29)

【Before Revision】
Please refer to the attached material.
The change is indicated by the shaded portion.

【After Revision】
Please refer to the attached material.
The change is indicated by the shaded portion.



【Before Revision】

Reference Material 2

Projected Cash Flow

Unit: Millions of Yen

Property Name	Hiei Kudan-Kita Building	KDX Shin-Yokohama 381 Building	KDX Kawasaki-Ekimae Hon-cho Building	Nissou Dai-17 Building	Ikejiri-Oohashi Building	KDX Hamacho Nakanohashi Building	KDX Kanda Misaki-cho Building	KDX Hakata-Minami Building	KDX Kitahama Building
A. Projected Operating Revenues	579	336	319	[illegible]	168	158	85	383	[illegible]
B. Projected Operating Expenses (excluding depreciation)	198	75	77	[illegible]	42	39	19	104	[illegible]
C. Projected NOI (A-B)	380	260	242	133	125	118	65	278	[illegible]
D. Occupancy Ratio	97%	96%	96%	[illegible]	96%	96%	96%	93%	96%

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.

2. Revenues are based on an aforementioned occupancy ratio in the column "D. Occupancy Ratio" based on the current occupancy ratio and future changes of occupancy.

3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.


KENEDIX

[After Revision]

Reference Material 2

Projected Cash Flow

Unit: Millions of Yen

Property Name	Hiei Kudan-Kita Building	KDX Shin-Yokohama 381 Building	KDX Kawasaki-Ekimae Hon-cho Building	Nissou Dai-17 Building	Ikejiri-Oohashi Building	KDX Hamacho Nakanohashi Building	KDX Kanda Misaki-cho Building	KDX Hakata-Minami Building	KDX Kitahama Building
A. Projected Operating Revenues	579	336	319	[illegible]	168	158	85	383	[illegible]
B. Projected Operating Expenses (excluding depreciation)	198	75	77	[illegible]	42	39	19	104	[illegible]
C. Projected NOI (A-B)	380	260	242	133	125	118	65	278	[illegible]
D. Occupancy Ratio	97%	96%	96%	[illegible]	96%	96%	96%	93%	96%

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.

2. Revenues are based on an aforementioned occupancy ratio in the column "D. Occupancy Ratio" based on the current occupancy ratio and future changes of occupancy.

3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.



Translation Purpose Only

December 27, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note2&3)	Drawdown Date	Repayment Date
Series 16-C (Long-Term)	Sumitomo Mitsui Banking Corporation	2.0	1.26250% (Note 4) (Actual Interest Rate: 1.57375%)	April 2, 2007	April 2, 2010
Series 16-D (Long-Term)	The Chuo Mitsui Trust and Banking Co., Ltd.	2.0	1.31250% (Note 5) (Actual Interest Rate: 1.87500%)	April 2, 2007	April 2, 2012

Notes:
1. Long-term debt financing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Interest payment period: January 2, 2008 to April 2, 2008
3. The Investment Corporation has entered into an interest-rate swap transaction for the long-term borrowings. As a result, the actual interest rate is the interest rate applicable throughout the loan period.
4. Three-month yen TIBOR + 0.40%
5. Three-month yen TIBOR + 0.45%
6. All of the abovementioned borrowings are unsecured without any outstanding guarantees.

This notice is the English translation of the Japanese announcement on our Web site released on December 27, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

January 8, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division

Notice Concerning the Acquisition of Property (KDX Roppongi 228 Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the KDX Roppongi Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Real estate (Office Building)
(2)	Property Name	:	KDX Roppongi 228 Building (Note)
(3)	Acquisition Price	:	¥3,300,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	January 10, 2008
(5)	Scheduled Date of Acquisition	:	January 10, 2008
(6)	Seller	:	Cherubim Co., Ltd. (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Original network of the Asset Management Company (Direct Acquisition)

Note: The current name of the "KDX Roppongi 228 Building" is the "Cherubim Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

The aforementioned KDX Roppongi 228 Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition is made to raise the investment ratio of office buildings in the Tokyo Metropolitan Area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.



Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area

The Property is a highly visibly office building facing Roppongi Dori located approximately two minutes on foot from Roppongi-itchome Station on Tokyo Metro Nanboku Line, fives minute on foot from Tameike-Sanno Station on the Tokyo Metro Ginza and Nanboku Line.

Being within walking distance of each of Roppongi, Tameike-Sanno, Toranomon and Kasumigaseki, which are districts where offices are concentrated, the area exhibits the power of the brand specific to the region. Thus, the Investment Corporation deems stable occupancy and enhanced revenues can be anticipated.

(2) Building

The lease space of the Property is roughly symmetrical and astylar with a ceiling height of 2.6m. A typical floor has a leasable floor area of approximately 166m², and features individual air-conditioning systems for each floor, OA floors (portion) and other facilities and specifications that accommodate to tenant needs.

(3) Tenants

Currently, the Property is occupied by IT-related business, computer equipment distributor and other tenants. In addition, the first floor is occupied by a convenience store and the underground floor is occupied by a restaurant. The Investment Corporation conducts leasing activities with the aim of increasing revenues with the Property by fully exploiting the benefits of the Property's located area.

3. Property Details

Property Name		KDX Roppongi 228 Building
Type of Specified Asset		Real estate
Current Owner / Acquisition Date		Cherubim Co., Ltd. / June 11, 1965 (Note 1)
Previous Owner / Acquisition Date		One individual (1950, date unknown) (Note 1)
Location (Address)		2-2-8 Roppongi, Minato-ku, Tokyo
Usage		Offices, Retail Shops
Type of Structure		Flat-roofed, steel-frame reinforced concrete structure; one underground and nine above-ground floors
Site Area	Land	408.86 m²
	Building	2,235.30 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		April 28, 1989
Architect		Kabushikigaisha Goto Toshi Kenchiku-keikaku Kenkyujyo
Construction Company		Takenaka Corporation
Construction Confirmation Authority		Minato-ku, Tokyo
Probable Maximum Loss		8.95% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥3,300,000,000
Appraisal	Appraisal Value	¥3,330,000,000
	Base Date for Appraisal	December 1, 2007
	Appraiser	Japan Real Estate Institute
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after		None



Acquisition		
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		8 (As of December 1, 2007. The same applies below.)
Total Leasable Floor Area		1,918.57 m²
Total Leased Floor Area		1,752.54 m² (Note 2)
Occupancy Ratio		91.3% (Note 2)
Monthly Rental Income (Excluding Consumption Tax)		¥11,396,619 (Note 3)
Security and Guarantee Deposit		¥75,129,880 (Note 3)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Notes: 1. The oldest property land acquisition date is shown. 2. The offices on the fourth floor (approximately 210.44 square meters, 63 tsubo) are planned to vacate on March 31, 2008. 3. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	

4. Seller's Profile

Company Name	Cherubim Co., Ltd.
Head Office Address	2-2-8 Roppongi, Minato-ku, Tokyo
Representative	Junpei Fujimori
Capital	¥46 million
Principal Shareholder	Four individuals (Total of 100% holdings)
Business Activities	1. Manufacturing and selling building and civil engineering materials 2. Building waterproofing 3. Building and condominium renovations 4. Seismic strengthening 5. Building leasing
Relationship with the Investment Corporation or the Asset Management Company	None
Special Considerations	None

*As of December 11, 2007

5. Acquirer's (Seller) Profile

The seller (the current owner) of this property is not a special related party of Kenedix REIT Management, Inc. ("the Asset Management Company").



6. Details of Brokerage

The details of the brokerage firm and the brokerage fee are as follows.

Name of brokerage firm	A major real estate broker
Brokerage fee	¥99,060,000 (excluding consumption tax)
Relationship with the Investment Corporation or the Asset Management Company	None

* The brokerage firm is not a special related party of the Investment Corporation or the Asset Management Company.

7. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties shall fall under the two categories of transactions (1) and (2) below.

The Asset Management Company, bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company
The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on January 10, 2008. Other parties to the agreement include the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:
- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥3.0 billion and more, and less than ¥5.0 billion	¥2.2 million

(2) Master Lease of the Property
The Investment Corporation plans to execute a master lease agreement with KDA on January 10, 2008. Other parties to the agreement include the Asset Management Company.

【Principal agreement terms and conditions】
- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through



8. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2008, as a result of the acquisition of the Property.

This notice is the English translation of the Japanese announcement on our Web site released on January 8, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

① Outline of Property Appraisal
② Projected Cash Flow
③ Building Condition Investigation Report
④ Property Photographs
⑤ Property Portfolio after Acquisition of the Property



Reference Material 1

Outline of Property Appraisal

			Unit : Yen
Appraisal Value			3,330,000,000
Base Date for Appraisal			December 1, 2007
Appraiser			Japan Real Estate Institute
Value Calculated Using the Direct Capitalization Method			3,400,000,000
	Gross Operating Revenue		180,959,000
		Maximum Gross Operating Revenue	188,615,000
		Shortfall Attributed to Vacancies	7,656,000
	Operating Expenses		40,390,000
		Administrative and Maintenance Expense	26,472,000
		Taxes and Dues	13,434,000
		Other Expenses	484,000
	Net Operating Income (NOI)		140,569,000
	Capital Expenditure		3,190,000
	Gain on Guarantee Deposit Investment (Note)		1,877,000
	Net Cash Flow (NCF)		139,256,000
	Overall Capitalization Rate (NCF)		4.1%
Value Calculated Using the Discounted Cash Flow Method			3,260,000,000
	Discount Rate		3.9%
	Terminal Capitalization Rate		4.3%
Value Calculated Using the Cost Method			3,280,000,000
	Land		90.8%
	Building		9.2%

Note: Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 2.0%



Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	173
B. Projected Operating Expenses (excluding depreciation)	41
C. Projected NOI (A-B)	132

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 97%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.



Reference Material 3

Building Condition Investigation Report

	Unit: Yen
Investigation Company	HI International Consultant Co., LTD.
Date of Investigation	August 2007 December 2007
Repairs, maintenance and renovation expenses required over the next year	1,260,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years	53,420,000
Unit-in-Place	527,700,000

* The abovementioned investigation company undertakes building assessments for this property such as

- a diagnosis of building deterioration
- formulation of a short- and long-term repair and maintenance plan
- assessment of legal compliance with the Building Standards Law
- analyses of the existence of hazardous substances and the soil environment

and submits a building assessment report to the Investment Corporation.


KENEDIX
Realty Investment Corporation

Reference Material 4

Property Photographs









Reference Material 5

Property Portfolio after Acquisition of the Property

*Property Portfolio includes 9 office buildings disclosed in the press releases "Notice Concerning the Acquisition of Properties (Conclusion of Agreements) (Total of 9 Office Buildings)"disclosed on December 11, 2007. In addition, the property portfolio excludes 23 residential properties disclosed in the press released "Notice Concerning the Sales of Properties (Conclusion of Agreements) (Total of 23 Residential Properties)" on December 11, 2007.

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Acquisition Date
	Tokyo Metropolitan Area	Toranomon Toyo Building	9,850	4.8%	June 1, 2007
		KDX Ochanomizu Building	6,400	3.1%	April 2, 2007
		KDX Shiba-Daimon Building	6,090	3.0%	March 1, 2007
		KDX Kojimachi Building	5,950	2.9%	November 1, 2005
		KDX Nihonbashi 313 Building	5,940	2.9%	August 1, 2005
		Toshin 24 Building	5,300	2.6%	May 1, 2006
		KDX Hirakawacho Building	5,180	2.5%	August 1, 2005
		Ebisu East 438 Building	4,640	2.2%	May 1, 2006
		Higashi-Kayabacho Yuraku Building	4,450	2.2%	August 1, 2005
		KDX Toranomon Building	4,400	2.1%	April 17, 2007
		KDX Nishi-Gotanda Building	4,200	2.0%	December 1, 2006
		KDX Hatchobori Building	3,680	1.8%	August 1, 2005
		KDX Omori Building	3,500	1.7%	May 1, 2006
		KDX Hamamatsucho Building	3,460	1.7%	May 1, 2006
		[illegible] (Note 2) [illegible]	[illegible]	[illegible]	[illegible]
		KDX Higashi-Shinjuku Building	2,950	1.4%	September 1, 2006
		KDX Kayabacho Building	2,780	1.3%	May 1, 2006
		KDX Shinbashi Building	2,690	1.3%	May 1, 2006
		KDX Nakano-Sakaue Building	2,533	1.2%	August 1, 2005
		KDX Shin-Yokohama Building	2,520	1.2%	May 1, 2006
		Harajuku F.F. Building	2,450	1.2%	August 1, 2005
		KDX Kajicho Building	2,350	1.1%	July 3, 2006
		KDX Hamacho Building	2,300	1.1%	March 16, 2006
		KDX Shinjuku 286 Building	2,300	1.1%	June 1, 2007
		FIK Minami Aoyama	2,270	1.1%	August 1, 2005
		KDX Funabashi Building	2,252	1.1%	March 1, 2006
		KDX Okachimachi Building	2,000	0.9%	March 1, 2007



	Kanda Kihara Building	1,950	0.9%	August 1, 2005
	KDX Yotsuya Building	1,950	0.9%	May 1, 2006
	KDX Shinjuku-Gyoen Building	1,610	0.7%	August 1, 2005
	KDX Kiba Building	1,580	0.7%	June 20, 2006
	KDX Nishi-Shinjuku Building	1,500	0.7%	April 2, 2007
	KDX Monzen-Nakacho Building	1,400	0.6%	January 19, 2007
	KDX Hon-Atsugi Building	1,305	0.6%	March 1, 2007
	KDX Hachioji Building	1,155	0.5%	March 1, 2007
	KDX Nogizaka Building	1,065	0.5%	July 14, 2006
	KDX Koishikawa Building	704	0.3%	August 1, 2005
Other Regional Areas	Portus Center Building	5,570	2.7%	September 21, 2005
	Karasuma Building (Note 2)	5,400	2.6%	June 1, 2007
	KDX Hakata Building	2,350	1.1%	June 1, 2007
	KDX Sendai Building	2,100	1.0%	June 1, 2007
	KDX Minami Semba Dai-1 Building	1,610	0.7%	May 1, 2006
	KDX Minami Semba Dai-2 Building	1,560	0.7%	May 1, 2006
	Hakata Ekimae-Dai2 Building	1,430	0.7%	August 1, 2005
	KDX Niigata Building	1,305	0.6%	March 1, 2007
Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	4.9%	August 1, 2005
	KDX Yoyogi Building	2,479	1.2%	September 30, 2005
Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	1.8%	May 1, 2006
Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	2.6%	May 1, 2006
	Regalo Ochanomizu I&II	—	—	May 1, 2006
	Stoms Sirokane	—	—	August 1, 2005
	Tre di Casa Minami Aoyama	—	—	August 1, 2005
	Regalo Shiba-Kouen	—	—	May 1, 2006
	Court Mejiro	1,250	0.6%	August 1, 2005
	Apartments Motoazabu	1,210	0.5%	August 1, 2005
	Apartments Wakamatsu-Kawada	1,180	0.5%	August 1, 2005
	Chigasaki Socie Ni-bankan	—	—	May 1, 2006
	Court Nihonbashi Hakozaki	—	—	August 1, 2005
	Court Nishi-Shinjuku	—	—	May 1, 2006
	Side Denenchofu	—	—	August 1, 2005
	Gradito Kawaguchi	1,038	0.5%	June 30, 2006
	S-court Yokohama Kannai II	—	—	August 1, 2005
	Regalo Komazawa-Kouen	—	—	May 1, 2006
	Court Motoasakusa	—	—	August 1, 2005
	Court Shin-Okachimachi	878	0.4%	May 1, 2006
	Bloom Omotesando	—	—	August 1, 2005
	Human Heim Okachimachi	—	—	August 1, 2005
	Primo Regalo Kagurazaka	—	—	May 1, 2006



		Primo Regalo Youga	—	—	May 1, 2006
		Court Shimouma	—	—	May 1, 2006
	Other Regional Areas	Ashiya Royal Homes	—	—	May 1, 2006
		Venus Hibarigaoka	1,800	0.8%	December 8, 2005
		Regalo Ibaraki I & II	—	—	May 1, 2006
		Collection Higashi-Sakura	—	—	May 1, 2006
		Renaissance 21 Hirao Jousui-machi	—	—	May 1, 2006
		Montore Nishikouen Bay Court	—	—	May 1, 2006
		Abreast Hara	—	—	August 1, 2005
		Abreast Hirabari	—	—	August 1, 2005
Total of 64 Properties			202,027	100.0%	Portfolio PML 5.24%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the buildings are as follows, respectively. Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.

"KDX Kawasaki-Ekimae Hon-cho Building" is the "Dai-46 Kowa Building"

"KDX Roppongi 228 Building" is the "Cherubim Building"

"KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building"

"KDX Kanda Misaki-cho Building" is the "Misaki-cho MMK Building"

"KDX Kitahama Building" is the "Doshou Building"


KENEDIX
Realty Investment Corporation

Translation Purpose Only

January 8, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on January 8, 2008, to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreements to support the acquisition of real estate (KDX Roppongi 228 Building) and payment of associated costs.

Note: For details regarding the acquisition of real estate (KDX Roppongi 228 Building), please refer to the press release, "Notice Concerning the Acquisition of Property (KDX Roppongi 228 Building)," dated January 8, 2008.

2. Details of Debt Financing

① Short-term Debt (Series 21-A)

(1)	Lender	:	The Chuo Mitsui Trust and Banking Co., Limited
(2)	Amount	:	¥1,000 million
(3)	Interest Rate	:	0.94493% floating rate of interest (Note)
(4)	Drawdown Date	:	January 10, 2008
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreement with the aforementioned lender on January 8, 2008.
(6)	Interest Payment Date	:	First interest payment on January 31, 2008, and at the end of April, July, October 2008 and January 10, 2009.
(7)	Repayment Date	:	January 10, 2009
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing January 10, 2008 through January 31, 2008. Thereafter, the interest rate shall be calculated based on the three-month yen·TIBOR +0.30%. The interest rate after January 31, 2008, shall be disclosed as and when determined.



② **Long-term Debt (Series 21-B)**

(1)	Lender	:	Sumitomo Mitsui Banking Corporation
(2)	Amount	:	¥2,500 million
(3)	Interest Rate	:	1.50250% fixed rate of interest
(4)	Drawdown Date	:	January 10, 2008
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on January 8, 2008.
(6)	Interest Payment Date	:	First interest payment on January 31, 2008, and at the end of April, July, October and January each year thereafter, and the last interest payment on January 10, 2012.
(7)	Repayment Date	:	January 10, 2012
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

3. Use of Funds

Debt financing shall be used to support the acquisition of real estate (KDX Roppongi 228 Building) and payment of associated costs.

[Attachment]

Total Debt Financing Balance after Additional Borrowings
and Status of Investment Corporation Bonds

(Billions of yen)

	Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
Short-Term Borrowings (Note1)	6.5	7.5	+1.0
Long-Term Borrowings (Note2)	57.0	59.5	+2.5
Total Borrowings Balance	63.5	67.0	+3.5
Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing	75.5	79.0	+3.5

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.

This notice is the English translation of the Japanese announcement on our Web site released on January 8, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

